Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and cash flow statements present fairly, in all material respects, the financial position of Harmony Gold Mining Company Limited and its subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
October 26, 2017

PricewaterhouseCoopers Inc., 2 Eglin Road, Sunninghill 2157, Private Bag X36, Sunninghill 2157, South Africa T: +27 (11) 797 4000, F: +27 (11) 797 5800, www.pwc.co.za

Chief Executive Officer: T D Shango
Management Committee: T P Blandin de Chalain, S N Madikane, P J Mothibe, C Richardson, F Tonelli, C Volschenk
The Company's principal place of business is at 2 Eglin Road, Sunninghill where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682

GROUP INCOME STATEMENTS
for the years ended 30 June 2017

		US dollar
Figures in million	Notes	2017	2016	2015

Revenue	5	1 416	1 264	1 348
Cost of sales	6	(1 448)	(1 088)	(1 645)

Production costs		(1 089)	(914)	(1 103)
Amortisation and depreciation		(185)	(149)	(216)
(Impairment)/reversal of impairment of assets		(131)	3	(285)
Other items		(43)	(28)	(41)

Gross profit/(loss)		(32)	176	(297)
Corporate, administration and other expenditure		(38)	(28)	(33)
Exploration expenditure		(18)	(13)	(23)
Gains on derivatives	7	75	30	—
Other operating expenses	8	(68)	(54)	(80)

Operating profit/(loss)	9	(81)	111	(433)
Gain on bargain purchase	10	60	—	—
Loss on liquidation of subsidiaries		(1)	—	—
Profit/(loss) from associate	21	(1)	—	(2)
Investment income	11	20	17	21
Finance costs	12	(17)	(19)	(22)

Profit/(loss) before taxation		(20)	109	(436)
Taxation	13	37	(43)	62

Net profit/(loss) for the year		17	66	(374)

Attributable to:
Owners of the parent		17	66	(374)

Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	14	4	15	(86)

Diluted earnings/(loss) per ordinary share (cents)
Total diluted earnings/(loss)	14	4	15	(86)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF COMPREHENSIVE INCOME
for the years ended 30 June 2017

		US dollar
Figures in million	Notes	2017	2016	2015

Net profit/(loss) for the year		17	66	(374)
Other comprehensive income/(loss) for the year, net of income tax		309	(375)	(367)

Items that may be reclassified subsequently to profit or loss	25	309	(375)	(368)

Foreign exchange translation gain/(loss)		225	(375)	(368)
Remeasurement of Rand gold hedging contracts		84	—	—

Items that will not be reclassified to profit or loss:	25	—	—	1

Remeasurement of retirement benefit obligation		—	—	1

Total comprehensive income/(loss) for the year		326	(309)	(741)

Attributable to:
Owners of the parent		326	(309)	(741)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP BALANCE SHEETS

		US dollar
Figures in million	Notes	At 30 June 2017	At 30 June 2016

ASSETS

Non-current assets

Property, plant and equipment	15	2 292	2 033
Intangible assets	16	46	59
Restricted cash	17	5	4
Restricted investments	18	203	170
Investments in associates	21	4	—
Inventories	23	3	3
Trade and other receivables	19	14	12
Derivative financial assets	20	24	—

Total non-current assets		2 591	2 281

Current assets

Inventories	23	86	79
Restricted cash	17	1	1
Trade and other receivables	19	76	44
Derivative financial assets	20	117	25
Cash and cash equivalents		95	85

Total current assets		375	234

Total assets		2 966	2 515

EQUITY AND LIABILITIES

Share capital and reserves

Share capital	24	4 036	4 036
Other reserves	25	(1 255)	(1 591)
Accumulated loss		(547)	(531)

Total equity		2 234	1 914

Non-current liabilities

Deferred tax liabilities	13	130	164
Provision for environmental rehabilitation	26	201	148
Provision for silicosis settlement	27	70	—
Retirement benefit obligation	28	14	11
Borrowings	29	23	139
Trade and other payables	30	1	1

Total non-current liabilities		439	463

Current liabilities

Borrowings	29	140	20
Trade and other payables	30	153	118

Total current liabilities		293	138

Total equity and liabilities		2 966	2 515

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended 30 June 2017

Figures in million (US dollar)	Number of ordinary shares issued	Share capital	Share premium	Accumu- lated Loss	Other reserves	Total

Notes	24	24			25

Balance - 30 June 2014	435 825 447	33	4 002	(223)	(887)	2 925

Issue of shares
– Exercise of employee share options	361 686	—	—	—	—	—
Share-based payments	—	—	—	—	16	16
Net loss for the year	—	—	—	(374)	—	(374)
Other comprehensive loss for the year	—	—	—	—	(367)	(367)

Balance - 30 June 2015	436 187 133	33	4 002	(597)	(1 238)	2 200

Issue of shares
– Exercise of employee share options	1 077 346	—	—	—	—	—
– Shares issued to the Tlhakanelo Employee Share Trust	35 000	—	—	—	—	—
Share-based payments	—	—	—	—	22	22
Reversal of provision for odd lot repurchases	—	—	1	—	—	1
Net profit for the year	—	—	—	66	—	66
Other comprehensive loss for the year	—	—	—	—	(375)	(375)

Balance - 30 June 2016	437 299 479	33	4 003	(531)	(1 591)	1 914

Issue of shares
– Exercise of employee share options	2 657 720	—	—	—	—	—
Share-based payments	—	—	—	—	27	27
Net profit for the year	—	—	—	17	—	17
Other comprehensive income for the year	—	—	—	—	309	309
Dividends paid	—	—	—	(33)	—	(33)

Balance - 30 June 2017	439 957 199	33	4 003	(547)	(1 255)	2 234

The accompanying notes are an integral part of these consolidated financial statements.

GROUP CASH FLOW STATEMENTS
for the years ended 30 June 2017

		US dollar
Figures in million	Notes	2017	2016	2015

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations	31	320	322	168
Interest received		6	5	9
Interest paid		(6)	(11)	(9)
Income and mining taxes refunded/(paid)		(40)	(4)	8

Cash generated by operating activities		280	312	176

CASH FLOW FROM INVESTING ACTIVITIES

(Increase)/decrease in restricted cash		—	(1)	1
Decrease in amounts invested in restricted investments		1	3	2
Loan to associate advanced		—	—	(10)
Cash on acquisition of Hidden Valley	31	33	—	—
Loan to ARM BBEE Trust		—	(14)	—
Additions to intangible assets		—	—	(1)
Proceeds from disposal of property, plant and equipment		3	—	1
Additions to property, plant and equipment		(286)	(168)	(246)

Cash utilised by investing activities		(249)	(180)	(253)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	29	54	24	80
Borrowings paid	29	(50)	(138)	(65)
Dividends paid		(33)	—	—

Cash generated/(utilised) by financing activities		(29)	(114)	15

Foreign currency translation adjustments		8	(21)	(22)

Net increase/(decrease) in cash and cash equivalents		10	(3)	(84)
Cash and cash equivalents - beginning of year		85	88	172

Cash and cash equivalents - end of year		95	85	88

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the years ended 30 June 2017

1	GENERAL INFORMATION
Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG).
The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.
The consolidated financial statements were authorised for issue by the board of directors on 26 October 2017.

2	ACCOUNTING POLICIES
BASIS OF PREPARATION
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented, except for the accounting policy on hedge accounting (refer to note 2.3) which was only applicable during 2017.
The line items Social investment expenditure, Loss on scrapping of property, plant and equipment and Foreign exchange translation were presented separately in the income statement for 2016. These line items have been included within Other operating expenses for 2017. The gains arising from the foreign exchange hedging contracts were previously included as part of the foreign exchange translation gain/loss line. The derivative gains and losses are now included in the gains from derivatives. As a result, the foreign exchange translation gain/loss has been re-presented for 2016 to exclude the gains on derivatives.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRIC Interpretations (collectively IFRS).
The consolidated financial statements have been prepared on a going concern basis.
The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.
RECENT ACCOUNTING DEVELOPMENTS
New standards, amendments to standards and interpretations to existing standards adopted by the group
The standards and amendments to standards that became effective during the 2017 year did not have an impact on the consolidated financial statements with the exception of the following:

Pronouncement	Title	Effective date
IFRS 11 (Amendments)	Joint Arrangements - Acquisitions of interests in joint operations	1 January 2016
New standards, amendments to standards and interpretations to existing standards that are not yet affective and have not been early adopted.
At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.
The effective dates below are for the financial periods beginning on or after the given date.
The following standards or amendments to standards are not expected to have an impact on the results of the group but will affect the disclosure in the financial statements:

Pronouncement	Title	Effective date
IAS 7 (Amendments)	Statement of Cash Flows - Disclosure initiative	1 January 2017

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the group:

Pronouncement	Title	Effective date
IFRS 9
Financial Instruments
This standard on classification and measurement of financial assets and financial liabilities will replace IAS 39, Financial Instruments: Recognition and Measurement . IFRS 9 has two measurement categories: amortised cost and fair value. All equity instruments are measured at fair value.

Hedge accounting
The new requirements in IFRS 9 align hedge accounting more closely with risk management, and establishes a more principles-based approach to hedge accounting and addresses inconsistencies and weaknesses in the current model in IAS 39.

Expected credit losses
IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model. The new rules mean that entities will have to record a day one loss equal to the 12-month ECL on initial recognition of financial assets that are not credit impaired (or lifetime ECL for trade receivables).

Disclosures
Extensive disclosures are required, including reconciliations from opening to closing amounts of the ECL provision, assumptions and inputs and a reconciliation on transition of the original classification categories under IAS 39 to the new classification categories in IFRS 9.

The group does not expect the standard to have a significant impact on its balance sheet. The group expects to apply the simplified approach to record expected credit losses. This will lead to earlier recognition of credit losses, as lifetime expected losses will be recorded at recognition.

The standard requires additional disclosure and changes in presentation, which may be extensive in the year of adoption of the standard.
1 January 2018
IFRS 15
Revenue from Contracts with Customers
The core principle is that revenue must be recognised when goods or services are transferred to the customer, at the transaction price.

The standard is not expected to have a significant impact on the timing or amount of the group's revenue recognition. By-product revenue will no longer be credited to production cost, resulting in an increase to cost of sales. It will be recognised as part of product sales and therefore will not have an impact on gross profit or loss.
1 January 2018
IFRS 16
Leases
The new standard requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts (with limited exceptions), whereas previously, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet).

The guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts) has been updated, affecting lessors, although the accounting remains almost unchanged. The new accounting model for lessees is expected to impact negotiations between lessors and lessees.

The group is still assessing the impact. In general, it is expected that assets and liabilities will increase as right of use assets and lease liabilities will be recognised for most of the group’s leases. This is expected to lead to an increase in depreciation and interest expense and a change in the classification of cash flows.
1 January 2019

2	ACCOUNTING POLICIES continued
MEASUREMENT BASIS
The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss and cash-settled share-based payments.
GROUP ACCOUNTING POLICIES
Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted in grey shading in the notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements:

2.1	Consolidation
The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 - Consolidated Financial Statements.

The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee.

The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post acquisition movement in reserves is recognised in other reserves.

When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.1	Consolidation continued

(iii) Joint arrangements continued
The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that result from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (I to iii) depending on whether the group has control over that structured entity.

2.2	Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rand and US dollar for the benefit of local and international users.

For translation of the rand financial statement items to US dollar, the average of R13.60 (2016: R14.50) (2015: R11.45) per US$1 was used for income statement items (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case these items were translated at the rate on the date of the transactions) and the closing rate of R13.11 (2016: R14.72) per US$1 for asset and liability items. Equity items were translated at historic rates.

The translation effect from rand to US dollar is included in other comprehensive income in the US$ financial statements.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “kina” to Papua New Guinean currency.

(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Gains and losses recognised in the income statement are included in the determination of other operating expenses.

(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates;
• Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction);
• All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2	ACCOUNTING POLICIES continued
GROUP ACCOUNTING POLICIES continued

2.3	Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.

The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). The group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the rand gold forward sales contracts is recognised in profit or loss within revenue.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

2.4	Exploration expenditure
The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost. A ‘feasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2	ACCOUNTING POLICIES continued
GROUP ACCOUNTING POLICIES continued

2.5	Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 15 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.

Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6	Operating profit
The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, transactions for capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

• Valuation of derivative asset – note 4;
• Valuation of acquired assets and assumed liabilities for Hidden Valley – note 10;
• Estimate of taxation – note 13;
• Gold mineral reserves and resources – note 15;
• Production start date – note 15;
• Impairment of assets – note 15;
• Depreciation of property plant and equipment – note 15;
• Impairment of goodwill – note 16;
• Valuation of loans receivable – note 19;
• Valuation of interest in associate – note 21;
• Estimate of exposure and liabilities with regard to rehabilitation costs – note 26;

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

• Estimate of provision for silicosis settlement – note 27;
• Estimate of employee benefit liabilities – note 28;
• Fair value of share-based payments – note 33;
• Assessment of contingencies – note 35.

Please refer to the specific notes for further information on the key accounting estimates and assumptions applied.

4	FINANCIAL RISK MANAGEMENT

The group's financial instruments expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group's financial assets and liabilities are set out below:

Figures in million (US dollars)	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Hedging instruments	Fair value through profit or loss	Financial liabilities at amortised cost

At 30 June 2017

Financial assets
Restricted cash	6	—	—	—	—	—
Restricted investments	2	—	137	—	64	—
Other non-current receivables	14	—	—	—	—	—
Derivative financial assets	—	—	—	105	36	—
Trade and other receivables	39	—	—	—	—	—
Cash and cash equivalents	95	—	—	—	—	—
Financial liabilities
Borrowings	—	—	—	—	—	163
Other non-current payables	—	—	—	—	—	1
Trade and other payables	—	—	—	—	—	47

At 30 June 2016

Financial assets
Restricted cash	5	—	—	—	—	—
Restricted investments	—	—	126	—	44	—
Other non-current receivables	12	—	—	—	—	—
Derivative financial assets	—	—	—	—	25	—
Trade and other receivables	26	—	—	—	—	—
Cash and cash equivalents	85	—	—	—	—	—
Financial liabilities
Borrowings	—	—	—	—	—	159
Other non-current payables	—	—	—	—	—	1
Trade and other payables	—	—	—	—	—	29

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

MARKET RISK

(i)    Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. During 2016, Harmony started a foreign currency hedging programme in order to manage the foreign exchange risk. The limit currently set by the Board is $500 million, which amounts to approximately 35% of the group's foreign exchange risk exposure. Refer to note 20 for details of the contracts. The audit and risk committee review the details of the programme quarterly.
The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity.

4    FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

(i)    Foreign exchange risk continued

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate that would affect profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the volatility in the market.

	US Dollar
Figures in million	2017	2016

Sensitivity analysis - borrowings

Rand against US$
Balance at 30 June	140	139
Strengthen by 10%	14	14
Weaken by 10%	(14)	(14)

Closing rate	13.11	14.72

Sensitivity analysis - financial assets

Rand against US$
Balance at 30 June	34	25
Strengthen by 10%	40	32
Weaken by 10%	(34)	(38)

Closing rate	13.11	14.72

US$ against Kina
Balance at 30 June	7	14
Strengthen by 10%	1	1
Weaken by 10%	(1)	(2)

Closing rate	0.32	0.32

(ii)    Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. During July 2016, Harmony started entering into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee review the details of the programme quarterly.

The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts for a portion of the group's production. A portion of the production of the South African operations is linked to Rand gold forward contracts. These contracts have been designated as cash flow hedging instruments and hedge accounting has been applied. US$ gold forward contracts were entered into for the production from Hidden Valley, which were not designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement.

The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$/silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement.

Refer to note 7 and 20 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.

The group has reviewed its exposure to commodity linked instruments and has identified the following sensitivities for a 10% change in the commodity price specified per contract that would affect other comprehensive income and profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the recent volatility in the market.

4	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

(ii)    Commodity price sensitivity continued

	US dollar
Figures in million	2017	2016

Sensitivity analysis

Rand gold derivatives

Other comprehensive income
Increase by 10%	(41)	—
Decrease by 10%	40	—

US$ gold derivatives

Profit or loss
Increase by 10%	(8)	—
Decrease by 10%	8	—

US$ silver derivatives

Profit or loss
Increase by 10%	(1)	—
Decrease by 10%	1	—

(iii)    Other price risk
The group is exposed to the risk of fluctuations in the fair value of the available-for-sale financial assets and fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

Certain of the restricted investments are linked to the Top 40 Index on the JSE. A 10% increase in the Top 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by US$2.4 million (2016 US$1.9 million); an equal change in the opposite direction would have decreased profit or loss by US$1.6 million (2016 US$1.6 million).

(iv)    Interest rate risk
The group's interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements as this is a risk that management is prepared to take. The audit and risk committee reviews the exposures quarterly.

Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for 2016.

	US dollar
Figures in million	2017	2016

Sensitivity analysis - borrowings (finance costs)

Increase by 100 basis points	(2)	(2)
Decrease by 100 basis points	2	2

Sensitivity analysis - financial assets (interest received)

Increase by 100 basis points	2	2
Decrease by 100 basis points	(2)	(2)

4	FINANCIAL RISK MANAGEMENT continued

CREDIT RISK

Credit risk is the risk that a counterparty may default or not meet its obligations timeously. Financial instruments, which subject the group to concentrations of credit risk, consist predominantly of restricted cash, restricted investments, derivative financial assets, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Credit ratings downgrade
In April 2017, two of the three international rating agencies, Standard and Poor's and Fitch, downgraded South Africa's long-term sovereign credit rating due to increased perception of political risk and the risk of policy shifts that could undermine fiscal and economic growth in South Africa. Fitch downgraded the national and foreign currency rating to sub-investment grade whereas Standard and Poor's only downgraded the foreign currency rating to sub-investment grade and downgraded the national currency rating by one notch which is still investment grade. Moody's has kept the sovereign credit risk of South Africa as investment grade. This has led to the downgrade of various financial and parastatal institutions and companies in South Africa. This was largely limited to international scale ratings, not the national scale ratings. The group has identified the following risks as a result of this downgrade, which are:

Increased credit risk;
Increased cost of capital;
and Difficulty in obtaining funding.

Despite this, the group was still able to refinance its US$ syndicated facility. Refer to note 36.

In assessing the credit worthiness of local institutions, management uses the national scale long-term ratings which are unchanged. Management will continue monitoring these ratings.

Assessment of credit risk
Exposure to credit risk on trade and other receivables is monitored on a regular basis. Refer to note 19 for management's assessment. The credit risk arising from restricted cash, cash and cash equivalents and restricted investments is managed by ensuring amounts are only invested with financial institutions of good credit quality. The contracts for derivative financial assets were entered into with counterparties of good credit quality. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to US$498.7 million as at 30 June 2017 (2016: US$322.7 million).

The social plan trust fund of US$2.8 million (2016: US$2.8 million) has been invested in unit trusts comprising shares in listed companies.

Financial institutions' credit rating by exposure (Source: Fitch Ratings and Global Credit Ratings)

	US dollar
Figures in million	2017	2016

Cash and cash equivalents

AA+	43	49
AA	30	12
AA-	22	24

	95	85

Restricted cash

AA	6	2
AA-	—	3

	6	5

Restricted investments (environmental trusts)

AA+	86	51
AA	90	100
AA-	24	16

	200	167

Derivative financial assets

AA+	54	—
AA	2	8
AA-	85	17

	141	25

4	FINANCIAL RISK MANAGEMENT continued

LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly.The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 29).

The following are the contractual maturities of financial liabilities (including principal and interest payments):

	US dollar
Figures in million	Current	More than 1 year

2017

Other non-current payables	—	1
Trade and other payables (excluding non-financial liabilities)	47	—
Borrowings
Due between 0 to six months	4	—
Due between six to 12 months	142	—
Due between one to two years	—	2
Due between two to five years	—	24

	193	27

2016

Other non-current payables	—	1
Trade and other payables (excluding non-financial liabilities)	29	—
Borrowings
Due between 0 to six months	24	—
Due between six to 12 months	3	—
Due between one to two years	—	143
Due between two to five years	—	—

	56	144

CAPITAL RISK MANAGEMENT

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.

The group follows a conservative approach to debt and prefers to maintain low levels of gearing. Net debt is as follows:

	US dollar
Figures in million	2017	2016

Cash and cash equivalents	95	85
Borrowings	(163)	(159)

Net debt	(68)	(74)

There were no changes to the group's approach to capital management during the year.

4	FINANCIAL RISK MANAGEMENT continued

FAIR VALUE DETERMINATION FOR FINANCIAL ASSETS AND LIABILITIES

The fair value levels of hierarchy are as follows:

Level 1:    Quoted prices (unadjusted) in active markets for identical assets;
Level 2:    Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices);
Level 3:    Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table presents the group's financial assets and liabilities that are measured at fair value by level at reporting date.

Figures in million (US dollar)	Fair value hierarchy level	At 30 June 2017	At 30 June 2016

Fair value through profit and loss financial assets
Restricted investments[1]	Level 2	64	44
Derivative financial assets[2]		141	25
Forex hedging contracts	Level 2	34	25
Rand gold hedging contracts	Level 2	105	—
US$ gold hedging contracts	Level 2	2	—
Silver hedging contracts	Level 2	—	—

[1] The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are held to maturity and therefore not disclosed here.

[2] The fair value measurements are derived as follows:
Forex hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve).

Rand gold hedging contracts (forward sale contracts): spot rand/US$ exchange rate, rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.

US$ gold hedging contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.
Silver hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values.

The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings are based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

5	REVENUE

ACCOUNTING POLICY

The group has determined that gold is its primary product and other metals produced as part of the extraction process are considered to be by-products of gold. Revenue arising from metal sales is only recognised when the significant risks and rewards of ownership have been transferred, neither continuing managerial involvement nor effective control over the metals sold has been retained, the amount of revenue and costs incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the group. These conditions are satisfied when the gold has been delivered in terms of the contract and the sales price fixed, as evidenced by the certificate of sale issued by the refinery. The sales price for the majority of the group’s gold is based on the gold spot price according to the afternoon London Bullion Market fixing price for gold on the date the sale is concluded.

Revenues from by-product sales such as silver are credited to production costs as a by-product credit.

The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occurs. See the accounting policy for derivatives and hedging activities in note 2.

	US dollar
Figures in million	2017	2016	2015

Gold sales	1 363	1 264	1 348
Hedging gain¹	53	—	—

Total revenue	1 416	1 264	1 348

[1] Relates to the realised effective portion of the Rand gold hedge. Refer to note 20 for further information.

6	COST OF SALES

	US dollar
Figures in million	2017	2016	2015

Production costs (a)	1 089	914	1 103
Amortisation and depreciation of mining assets	179	144	211
Amortisation and depreciation of assets other than mining assets (b)	6	5	5
Rehabilitation expenditure/(credit) (c)	2	(3)	(1)
Care and maintenance costs of restructured shafts	8	8	9
Employment termination and restructuring costs (d)	5	1	22
Share-based payments (e)	29	23	18
Impairment/(reversal of impairment) of assets (f)	131	(3)	285
Other	(1)	(1)	(7)

Total cost of sales	1 448	1 088	1 645

(a)
Production costs include mine production and transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed. Production costs, analysed by nature, consist of the following:

	US dollar
Figures in million	2017	2016	2015

Labour costs, including contractors[1]	662	559	678
Consumables	266	230	303
Water and electricity	170	148	175
Insurance	7	7	9
Transportation	13	12	15
Change in inventory[2]	27	7	17
Capitalisation of mine development costs	(97)	(93)	(133)
Stripping activities	(6)	(3)	(21)
By-product sales	(17)	(23)	(18)
Royalty expense	16	12	8
Other	48	58	70

Total production costs	1 089	914	1 103

6	COST OF SALES continued

[1] Labour costs increased as a result of annual increases and bonuses.
[2] The change in 2017 relates primarily to the effect of treating the run-of-mine stockpiles at Hidden Valley when the mining of stage 4 concluded.

(b)	Amortisation and depreciation of assets other than mining assets includes the amortisation of intangible assets.

(c)
For the assumptions used to calculate the rehabilitation costs, refer to note 26. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2017, US$7.1 million (2016: US$4.8 million) (2015: US$5.8 million) was spent on rehabilitation in South Africa. US$2.8 million was spent on investigations (including geotechnical drilling) to determine cost effective methods for eventual mine closure at Hidden Valley.

(d)
Employment termination and restructuring costs include contractor fees for the optimisation of the Hidden Valley operation of US$4.5 million. During the 2015 financial year, the group embarked on a restructuring process at Kusasalethu, Masimong and Hidden Valley. Target 3 was placed on care and maintenance and Ernest Oppenheimer Hospital was closed in December 2014. Voluntary severance packages were offered to management in September 2014.

(e)	Refer to note 33 for details on the share-based payment schemes implemented by the group.

(f)	The impairment of assets consists of the following:

	US dollar
Figures in million	2017	2016	2015

Target 1 (i)	60	—	—
Kusasalethu (ii)	52	—	—
Tshepong (iii)	19	—	—
Hidden Valley (iv)	—	32	174
Doornkop (v)	—	(50)	85
Masimong (vi)	—	15	—
Phakisa (vii)	—	—	23
Freddies 9 (Other - underground) (vii)	—	—	3

Total impairment/(reversal on impairment) of assets	131	(3)	285

The impairment assessment performed on all cash generating units resulted in an impairment loss of $131.0 million for the 2017 financial year. The slight decrease in the gold price used in the life-of-mine plans, together with cost inflation, impacted negatively on margins. This, as well as increases in the discount rates used, contributed to the lower recoverable amounts. There were no reversals recorded in the 2017 financial year.

(i)
In the 2017 financial year, an impairment of US$59.9 million was recorded for Target 1, resulting in a recoverable amount of US$152.5 million using a discount rate of 10.8%. Information gained from the underground drilling during the year indicated that some areas of the bottom reef of the Dreyerskuil are highly channelised, which negatively impacted on the overall grade for the operation. These areas were subsequently excluded from the life-of-mine plan. This, together with the general pressure on margins, reduced the profitability of the operation over its life and contributed to the decrease in the recoverable amount.

(ii)
In the 2017 financial year, an impairment of US$51.7 million was recorded for Kusasalethu mainly following a reduction in the additional attributable resource value as a result of a decrease in the ounces. The company investigated the viability of a decline to extend the life. The business case showed that the option was not feasible and therefore the resource ounces were reduced. The recoverable amount of the operation is US$213.5 million using a discount rate of 10.8%.

(iii)
In the 2017 financial year, an impairment of US$19.4 million was recorded for Tshepong operations resulting in a recoverable amount of US$594.9 million using a discount rate of 9.2%. Had the discount rate increased by 1%, an additional impairment of US$21.7 million would have been recognised. Due to the integration of Tshepong and Phakisa as of 1 July 2017, the two cash generating units (CGUs) were combined for impairment testing for the first time. The shafts have been integrated to take advantage of their close proximity, which allows for existing infrastructure to be optimised. The restriction on hoisting capacity at Phakisa will be addressed by hoisting through Tshepong. The integration proof-of-concept was completed during 2017 and the integrated life-of-mine plan approved during June 2017. The carrying amount of the combined CGU included goodwill of US$44.3 million. The planned improvement to the environmental conditions at the operation resulted in additional capital expenditure, which impacted on the recoverable amount. The impairment has been allocated to the CGU's goodwill, which is included in intangible assets. Refer to note 16.

(iv)
For the 2016 financial year, an impairment of US$31.7 million was recognised on Hidden Valley following a change in the life-of-mine plan during the annual planning process. The updated life-of-mine plan for Hidden Valley resulted in lower production for the 2017 financial year as the mine would only process ore stockpiles followed by an extended period of care and maintenance, compared to the previous plan. Stripping activities for stage 5 were planned to recommence in the 2018 financial year according to the year-end life-of-mine plan. The recoverable amount of Hidden Valley was US$21.7 million.

For the 2015 financial year, an impairment of US$173.8 million was recognised on Hidden Valley following a change in the life-of-mine plan during the annual process. Low commodity prices and high operating costs resulted in the shortening of the life-of-mine of the operation. In 2015, the recoverable amount of Hidden Valley was US$53.7 million.

(v)
During the 2016 year, a reversal of US$50.1 million was recognised for Doornkop. The higher recoverable amount for Doornkop, which resulted in the reversal was mainly due to the increased rand gold price assumption, improvements in operational efficiencies during the 2016 financial year that resulted in increased production levels in the updated life-of-mine plan and new mining areas included in the life-of-mine plan based on additional exploration performed during 2016. The recoverable amount of Doornkop was US$190.1 million.

For the 2015 financial year, an impairment of US$85.2 million was recognised. Following the decision to restructure Doornkop in May 2015, a revised life-of-mine plan was completed. This plan included lower production levels and focused on the higher grade areas. In addition, the resource value reduced as resources below the existing shaft infrastructure which were previously included in the additional resource value were removed. The updated plan and lower recoverable amount. In 2015, the recoverable amount of Doornkop was US$151.8 million

6	COST OF SALES continued

(vi)
For the 2016 financial year, an impairment of US$15.6 million was recorded for Masimong, which is a low margin operation and had a remaining life of three years at the time. The exploration programme to locate additional areas of the higher grade B Reef proved unsuccessful and was stopped during the 2016 financial year. In addition, the grade estimation of the Basal Reef decreased and as a result a portion of the resource was abandoned at 30 June 2016. The lower resource value resulted in a lower recoverable amount and the recognition of an impairment. The recoverable amount of Masimong was US$32.1 million.

(vii)
For the 2015 financial year, other impairments include US$22.9 million on Phakisa following the annual life-of-mine plan assessments, and US$3.5 million for Freddies 9 as plans to develop the project further were abandoned. In 2015, the recoverable amounts were US$328.0 million and US$nil for Phakisa and Freddies 9 respectively.

The recoverable amounts for these assets have been determined on a fair value less costs to sell basis using the assumptions per note 15 in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

7	GAINS ON DERIVATIVES

Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortisation of day one gains and losses for derivatives and the hedging ineffectiveness. The day one adjustment arises from the difference between the contract price and market price on the day of the transaction.

	US dollar
Figures in million	2017	2016	2015

Derivative gain[1]	81	30	—
Hedge ineffectiveness[2]	1	—	—
Day one loss amortisation	(7)	—	—

Total gains on derivatives	75	30	—

[1] Relates primarily to foreign exchange collars (refer to note 20).
[2] Refer to note 20 for further information.

8	OTHER OPERATING EXPENSES

	US dollar
Figures in million	2017	2016	2015

Profit on sale of property, plant and equipment (a)	(3)	—	(1)
Social investment expenditure	6	4	6
Loss on scrapping of property, plant and equipment (refer to note 15)	10	4	42
Foreign exchange translation (b)	(14)	43	32
Silicosis settlement provision (refer to note 27)	70	—	—
Other (income)/expenses - net (c)	(1)	3	1

Total other operating expenses	68	54	80

(a)	The total for 2017 includes the sale of the Ernest Oppenheimer Hospital for US$2.7 million.

(b)	Refer to note 29 for details on the total for US$ revolving credit facility.

(c)
The total for 2017 includes the provision for the loan to the ARM Broad Based Economic Empowerment Trust (ARM BBEE Trust) of US$1.0 million (2016: US$2.2 million). The total for 2016 includes the provision for the loans to ARM BBEE Trust and Rand Refinery (Pty) Ltd (Rand Refinery) of US$1.6 million (2015: US$1.0 million). Refer to note 19 for details.

9	OPERATING PROFIT/(LOSS)

The following have been included in operating profit/(loss):

	US dollar
Figures in million	2017	2016	2015

Auditor's remuneration

Made up as follows:
External
Fees - current year	2	2	2

Total auditor's remuneration	2	2	2

10	GAIN ON BARGAIN PURCHASE

ACQUISITION OF FULL OWNERSHIP OF HIDDEN VALLEY

Background prior to the transaction
The group had a 50% interest in the mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited (Newcrest) owned the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu project. This partnership was formed during the 2009 financial year through a range of transactions and was completed by 30 June 2009. This partnership was considered a joint arrangement and accounted for as a joint operation.

Hidden Valley transaction
On 19 September 2016 Harmony announced the agreement to purchase Newcrest PNG 1 Ltd, the wholly owned subsidiary of Newcrest which holds Newcrest's 50% interest in the Hidden Valley joint venture, for a cash consideration of US$1. As part of the transaction, Newcrest made a once-off contribution of US$22.5 million towards Hidden Valley’s future estimated environmental liability. The transaction was conditional upon certain regulatory approvals which were obtained on 25 October 2016 and Harmony gained control over Hidden Valley from this date.

The completion of the transaction gives Harmony 100% ownership of the Hidden Valley mine and surrounding exploration tenements. The acquisition of the additional 50% interest in the Hidden Valley mine is aligned with the group's growth aspirations. The Hidden Valley operation is an open-pit gold and silver mining operation which includes the processing plant. The mine reached commercial levels of production in the 2009 financial year. There is an established quality management team that has good relationships with key stakeholders including the community and a stable workforce. Full ownership of the mine has enabled management to commit to the re-investment of capital at the operation (previously delayed by the joint venture partners) and commence the stripping of stages 5 and 6 which will extend the life of mine of the operation.

Since the close of the transaction, the additional 50% interest in Hidden Valley contributed revenue of US$43.6 million and US$3.9 million profit to the group. If the acquisition had occurred on 1 July 2016, the group’s unaudited consolidated revenue would have increased by US$ 38.0 million and profit would have decreased by US$2.4 miilion.

IFRS does not currently provide guidance how to account for step-up transactions from joint operations to control and the group has elected to apply the principles and disclosure requirements of IFRS 3 Business Combinations to such transactions. The purchase price allocation was initially prepared on a provisional basis in accordance with IFRS 3.

No new information has been obtained since the acquisition date about facts and circumstances that existed at the acquisition date requiring adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, and therefore accounting for the acquisition has been concluded.

CONSIDERATION TRANSFERRED

The cash consideration paid to acquire Newcrest's 50% interest in Hidden Valley amounted to US$1. The group acquired a cash balance of US$33.1 million which is presented within the cash flow statement as a net inflow of cash from investing activities. The cash paid by Newcrest as a once-off contribution to the rehabilitation liability is included in the cash balance presented as part of the net assets acquired in the transaction.

ACQUISITION RELATED COSTS

The group incurred acquisition related costs of US$0.3 million on advisory and legal fees. These costs are recognised as transaction costs as part of corporate and administrative expenses.

IDENTIFIABLE ASSETS ACQUIRED AND LIABILITIES ASSUMED

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plan of Hidden Valley at a post- tax real discount rate of 12.53%, exchange rate of PGK/US$3.17, gold price of US$1 189/oz and silver price of US$17.80/oz. The valuation was performed at 26 October 2016. The fair values are as follows:

	Previously held interest	Acquired interest[1]	Total (100%)

Figures in million	US dollar

Fair value of identifiable net assets acquired
Property, plant and equipment	46	46	92
Inventories (current)	35	35	70
Trade and other receivables (current)	2	1	3
Cash and cash equivalents	4	33	37
Provision for environmental rehabilitation	(35)	(35)	(70)
Trade and other payables (current)	(8)	(20)	(28)

	44	60	104

Less fair value of previously held interest[2]			(44)

Net fair value of identifiable net assets acquired			60

10	GAIN ON BARGAIN PURCHASE continued

IDENTIFIABLE ASSETS ACQUIRED AND LIABILITIES ASSUMED continued

[1] Harmony acquired the legal entity which held Newcrest’s interest in Hidden Valley. This subsidiary contained certain assets and liabilities which were different to those held by Harmony with respect to its interest in Hidden Valley.

[2] The fair value of the previously held interest equalled the carrying amount of the assets and liabilities recognised by Harmony relating to the previously held interest at the date of acquisition and no gain or loss was recognised with respect to the deemed disposal of the previously held interest.

The fair value of the previously held interest at 30 June 2016 was US$41.8 million which consisted of Harmony's long term assets and related rehabilitation provision for its interest in Hidden Valley totalling US$21.7 million and the working capital relating to Harmony's interest in Hidden Valley totalling US$20.1 million.

On the date of acquisition, the fair value of the previously held interest does not equal 50% of the fair value of the total identifiable assets and liabilities assumed primarily because the acquired legal entity which held Newcrest’s interest in Hidden Valley included the cash paid by Newcrest US$22.5 million and other assets and liabilities which differed from the assets and liabilities held in Harmony’s previously held interest.

GAIN ON BARGAIN PURCHASE

	US dollar
Figures in million	2017	2016	2015

Consideration paid	—	—	—
Fair value of identifiable net assets acquired	60	—	—

Gain on bargain purchase	60	—	—

Since Harmony only paid US$1 for the 50% share, a gain on bargain purchase results. A strategic review of the Hidden Valley operation conducted by Newcrest resulted in their decision to exit the operation as it represented a non-core asset.

11	INVESTMENT INCOME

ACCOUNTING POLICY

Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.

Cash flows from dividends and interest received are classified under operating activities in the cash flow statement.

	US dollar
Figures in million	2017	2016	2015

Interest income	20	16	20

Loans and receivables	1	2	1
Held-to-maturity investments	11	9	9
Cash and cash equivalents	8	5	9
South African Revenue Services (SARS)	—	—	1

Net gain on financial instrument	—	1	1

Total investment income	20	17	21

12	FINANCE COSTS

ACCOUNTING POLICY

Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed. The foreign exchange translation loss is included in the borrowing cost calculation to the extent that it is considered to be a part of interest.

	US dollar
Figures in million	2017	2016	2015

Financial liabilities

Borrowings	8	12	10

Total finance costs from financial liabilities	8	12	10

Non-financial liabilities

Post-retirement benefits	1	1	1
Time value of money and inflation component of rehabilitation costs	13	11	13

Total finance costs from non-financial liabilities	14	12	14

Total finance costs before interest capitalised	22	24	24
Interest capitalised (a)	(5)	(5)	(2)

Total finance costs	17	19	22

(a)	The capitalisation rate used to determine capitalised borrowing costs is:

	2017	2016	2015
	%	%	%

Capitalisation rate	4.2	10.5	3.4

The change in the rate from 2016 to 2017 is due to the effect of the foreign exchange translation gain in 2017 compared with a loss in 2016 on the calculation of the rate.

13	TAXATION

ACCOUNTING POLICY

Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Management has to exercise judgement with regard to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 15, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

The taxation credit/(expense) for the year is as follows:

	US dollar
Figures in million	2017	2016	2015

SA taxation

Mining tax (a)	(17)	(3)	1

- current year	(17)	(4)	(1)
- prior year	—	1	2

Non-mining tax (b)	(19)	(5)	—

- current year	(19)	(5)	—

Deferred tax (c)	73	(35)	67

- current year	73	(35)	67

	37	(43)	68

Foreign taxation

Deferred tax	—	—	(6)

- current year (d)	—	—	(1)
- derecognition of deferred tax asset (e)	—	—	(5)

Total taxation credit/(expense)	37	(43)	62

13	TAXATION continued

	US dollar
Figures in million	2017	2016	2015

Taxation by type

Mining tax	(17)	(3)	1
Non-mining tax	(19)	(5)	—
Deferred tax	73	(35)	61

	37	(43)	62

(a)
Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate (34%) than non-mining income (28%) as a result of applying the gold mining formula.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

(b)
Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 28% (2016: 28%) (2015: 28%).The expense relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the gold forward sale contracts. Refer to note 5 and 7 for details on the group's derivative gains recorded.

(c)
The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

The deferred tax credit in the year 2017 is mainly a result of a decrease in the weighted average deferred tax rate due to reduced estimated profitability at most South African operations, as well as the provision for silicosis settlement raised in the current year. The expense in 2016 includes the unwinding of the deferred tax asset related to the utilisation of unredeemed capital expenditure for Freegold (Harmony) Pty Ltd (Freegold) against mining taxable income due to increased profitability for Freegold during 2016.

(d)	Mining and non-mining income of Australian entities and PNG operation are taxed at a standard rate of 30% (2016: 30%) (2015: 30%).

(e)
In 2015, the recoverability of the remaining deferred tax asset for Australia was not considered probable, following the revised LoM plan and impairment recognised on Hidden Valley and as a result it was derecognised on 30 June 2015.

INCOME AND MINING TAX RATES

The tax rate remains unchanged for the 2015, 2016 and 2017 years.

Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 34% (2016: 34%) (2015: 34%) were:

	US dollar
Figures in million	2017	2016	2015

Tax on net (profit)/loss at the mining statutory tax rate	6	(37)	148
Non-allowable deductions	(6)	(20)	(87)

Gain on bargain purchase	21	—	—
Share-based payments	(8)	(6)	(6)
Impairment of assets	(6)	(8)	(63)
Exploration expenditure	(4)	(4)	(4)
Finance costs	(3)	(3)	(3)
Other	(6)	1	(11)

Difference between effective mining tax rate and statutory mining rate on mining income	10	8	3
Difference between non-mining tax rate and statutory mining rate on non-mining income	4	1	—
Effect on temporary differences due to changes in effective tax rates[1]	(10)	(15)	(21)
Prior year adjustment	—	1	2
Capital allowances, sale of business and other rate differences[2]	43	33	45
Derecognition of deferred tax asset[3]	—	—	(5)
Deferred tax asset not recognised[4]	(10)	(14)	(23)

Income and mining taxation	37	(43)	62

Effective income and mining tax rate (%)	185	40	(14)

13	TAXATION continued

INCOME AND MINING TAX RATES continued

[1] This mainly relates to the decrease in the deferred tax rate related to Freegold (20.0% to 12.5%), Randfontein Estates Limited (Randfontein) (10.1% to 3.8%) and Harmony Gold Mining Company Limited (Harmony) (21.1% to 19.4%) mainly due to a lower estimated profitability. In 2016, the increase in the deferred tax rates related to Harmony (12.5% to 21.1%) and Freegold (16.7% to 20.0%) mainly due to higher estimated profitability, partially offset by a decrease in the deferred tax rates for Randfontein (14.3% to 10.1%) mainly due to lower estimated profitability. In 2015, the decrease in the deferred tax rates related to Freegold (20.3% to 16.7%) and Randfontein (18.9% to 14.3%) mainly due to the lower estimated profitability.

[2] This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold) which has a 0% effective tax rate.

3 In 2015, the Australian deferred tax asset was derecognised as the recoverability is deemed unlikely following the revised LoM for Hidden Valley.

[4] This relates primarily to the Hidden Valley operation and the PNG exploration operations and represents tax losses and deductible temporary difference arising in the year for which future taxable profits are not considered probable.

DEFERRED TAX

The analysis of deferred tax assets and liabilities is as follows:

	US dollar
Figures in million	2017	2016

Deferred tax assets	(32)	(40)

Deferred tax asset to be recovered after more than 12 months	(15)	(34)
Deferred tax asset to be recovered within 12 months	(17)	(6)

Deferred tax liabilities	162	204

Deferred tax liability to be recovered after more than 12 months	135	191
Deferred tax liability to be recovered within 12 months	27	13

Net deferred tax liability	130	164

Deferred tax liabilities and assets on the balance sheet as of 30 June 2017 and 30 June 2016 relate to the following:

	US dollar
Figures in million	2017	2016

Gross deferred tax liabilities	162	204

Amortisation and depreciation	140	204
Derivative assets	22	—

Gross deferred tax assets	(32)	(40)

Unredeemed capital expenditure	(10)	(15)
Provisions, including non-current provisions	(20)	(9)
Tax losses	(2)	(16)

Net deferred tax liability	130	164

Movement in the net deferred tax liability recognised in the balance sheet as follows:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	164	157
Expense/(credit) per income statement	(73)	35
Tax directly charged to other comprehensive income[1]	21	—
Foreign currency translation	18	(28)

Balance at end of year	130	164

[1] Movement in 2017 relates to the derivative assets.

13	TAXATION continued

DEFERRED TAX continued

As at 30 June, the group had the following potential future tax deductions:

	US dollar
Figures in million	2017	2016

Unredeemed capital expenditure available for utilisation against future mining taxable income[1]	2 606	1 649
Tax losses carried forward utilisable against mining taxable income[2]	378	320
Capital Gains Tax (CGT) losses available to be utilised against future CGT gains	43	39

As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above	883	559

The unrecognised temporary differences are:
Unredeemed capital expenditure[3]	2 429	1 510
Tax losses[2]	329	206
CGT losses[4]	43	39

[1] Includes Avgold US$1 151.6 million (2016: US$915.0 million), Randfontein US$157.0 million (2016: US$132.9 million) and Hidden Valley US$1 277.1 million (2016: US$595.3 million). These have an unlimited carry-forward period.

[2] Relates mainly to Hidden Valley and the PNG exploration operations. These have an unlimited carry-forward period.

[3] Relates to Avgold and Hidden Valley.

[4] The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains.

DIVIDEND TAX (DT)

The withholding tax on dividends changed from 15% in 2016 to 20% in 2017.

14	EARNINGS/(LOSS) PER SHARE

BASIC EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2017	2016	2015

Ordinary shares in issue ('000)	439 957	437 299	436 187
Adjustment for weighted number of ordinary shares in issue ('000)	(1 077)	(624)	(185)

Weighted number of ordinary shares in issue ('000)	438 880	436 675	436 002
Treasury shares ('000)	(437)	(936)	(1 578)

Basic weighted average number of ordinary shares in issue ('000)	438 443	435 739	434 424

	US dollar
	2017	2016	2015

Total net earnings/(loss) attributable to shareholders (millions)	17	66	(374)

Total basic earnings/(loss) per share (cents)	4	15	(86)

DILUTED EARNINGS/(LOSS) PER SHARE

For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2017	2016	2015

Weighted average number of ordinary shares in issue ('000)	438 443	435 739	434 424
Potential ordinary shares ('000)	20 777	10 659	3 667

Weighted average number of ordinary shares for diluted earnings per share ('000)	459 220	446 398	438 091

	US dollar
	2017	2016	2015

Total diluted earnings/(loss) per share (cents)	4	15	(86)

The inclusion of share options issued to employees, as potential ordinary shares, has a dilutive effect on the earnings/(loss) per share. The issue price and the exercise price include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.

DIVIDENDS

ACCOUNTING POLICY
Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African rand.
Cash flows from dividends paid are classified under financing activities in the cash flow statement.

On 15 August 2016, the board declared a dividend of 4 US cents for the year ended 30 June 2016. US$14.9 million was paid on 19 September 2016. On 31 January 2017, the board declared an interim dividend of 4 US cents. US$17.5 million was paid on 20 March 2017. Refer to note 36 for events after the reporting date.

	US dollar
	2017	2016	2015

Dividend declared (millions)	33	—	—
Dividend per share (cents)	8	—	—

15	PROPERTY, PLANT AND EQUIPMENT

	US dollar
Figures in million	2017	2016
Mining assets (a)	1 625	1 541
Mining assets under construction (b)	237	107
Undeveloped properties (c)	414	371
Other non-mining assets (d)	16	14
Total property, plant and equipment	2 292	2 033
(a) Mining assets

ACCOUNTING POLICY

Mining assets including mine development costs and mine plant facilities are initially recorded at cost, where after they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the group. Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the cost of acquisition.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation

Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortised over the life of mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

Impairment

Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Stripping activities

The removal of overburden and other mine waste materials is often necessary during the initial development of a mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production.

The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued

ACCOUNTING POLICY continued

Stripping activities continued
Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Scrapping of assets

Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.

Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – GOLD MINERAL RESERVES AND RESOURCES

Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:

• Asset carrying values may be affected due to changes in estimated cash flows;
• Scrapping of assets to be recorded in the income statement, following the derecognition of assets as no future economic benefit expected;
• Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method;
• Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves; and
• Useful life and residual values may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

SENSITIVITY ANALYSIS - GOLD MINERAL RESERVES AND RESOURCES EFFECT ON DEPRECIATION

The group includes certain inferred resources in the denominator and future development costs in the numerator when performing the depreciation calculation for certain of its operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). During 2017, this related to Doornkop (2016 and 2015: Doornkop and Masimong). Had the group only used proved and probable reserves in its calculations, depreciation for 2017 would have amounted to US$200.6 million (2016: US$153.4 million) (2015: US$ 226.4 million), compared with the reported totals of US$185.3 million (2016: $149.9 million) (2015: US$215.8 million).

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – PRODUCTION START DATE

Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:

• The level of capital expenditure compared to the total project cost estimates;
• The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced); and
• The ability to sustain the ongoing production of gold.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS

The recoverable amount of mining assets is generally determined utilising real discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, marketable discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values. The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC and The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC), as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price, silver price and exchange rates assumptions:

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued

	2017	2016	2015
			Short term	Medium term	Long term
			Year 1	Year 2	Year 3
US$ gold price per ounce	1 200	1 189	1 150	1 180	1 200
US$ silver price per ounce	17.00	17.80	14.00	14.50	17.00
Exchange rate (R/US$)	13.61	13.86	12.17	11.86	11.66
Exchange rate (PGK/US$)	3.16	3.10	2.75	2.75	2.75
Rand gold price (R/kg)	525 000	530 000	450 000	450 000	450 000

The post-tax real discount rate for Hidden Valley was 11.92% (2016: 11.77%) (2015:12.03%) and the post-tax real discount rates for the South African operations ranged between 8.98% and 11.81% (2016: 8.43% and 11.48%) (2015: 7.99% and 11.38%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell). Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Refer to note 6 for details of impairments and reversals of impairments recorded. The following is the attributable gold resource value assumption:

	South Africa			Hidden Valley
US Dollar per ounce	2017	2016	2015	2017	2016	2015

Measured	32.69	4.86	40.86	n/a	n/a	n/a
Indicated	18.68	23.35	23.35	5.84	5.84	15.00
Inferred	4.67	5.84	5.84	5.84	5.84	6.00

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:
• Changes to proved and probable ore reserves;
• Economical recovery of resources;
• The grade of the ore reserves may vary significantly from time to time;
• Review of strategy;
• Unforeseen operational issues at the mines;
• Differences between actual commodity prices and commodity price assumptions;
• Changes in the discount rate and foreign exchange rates; and
• Changes in capital, operating mining, processing and reclamation costs.

SENSITIVITY ANALYSIS - IMPAIRMENT OF ASSETS

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected commodity prices. The sensitivity scenario of a 10% decrease or increase in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in additional impairments and reversal of impairment as follows:

	- 10% decrease Additional impairment	+ 10% increase Reversal of impairment *
Figures in million	US dollar	US dollar
Tshepong operations	262	n/a
Kusasalethu	105	n/a
Hidden Valley	79	129
Target 1	77	n/a
Doornkop	71	15
Masimong	30	7
Other surface operations	20	n/a
Unisel	17	n/a
Bambanani	10	n/a

* The increase would have resulted in Rnil impairment being recognised for the 2017 financial year.

15	PROPERTY, PLANT AND EQUIPMENT continued
(a) Mining assets continued
The movement in the mining assets balance is as follows:

	US dollar
Figures in million	2017	2016
Cost
Balance at beginning of year	3 189	3 731
Fully depreciated assets no longer in use derecognised	(295)	(69)
Additions	158	133
Deemed disposal of 50% of Hidden Valley	(332)	—
Acquisition of 100% of Hidden Valley	76	—
Disposals	(1)	(2)
Scrapping of assets	(23)	(9)
Adjustment to rehabilitation asset	(1)	(7)
Transfers and other movements	21	21
Translation	302	(609)
Balance at end of year	3 094	3 189
Accumulated depreciation and impairments
Balance at beginning of year	1 648	1 869
Fully depreciated assets no longer in use derecognised	(295)	(69)
Impairment of assets	112	47
Reversal of impairment of assets	—	(50)
Deemed disposal of 50% of Hidden Valley	(294)	—
Disposals	(1)	(2)
Scrapping of assets	(12)	(5)
Depreciation	187	147
Translation	124	(289)
Balance at end of year	1 469	1 648
Net carrying value	1 625	1 541

Deemed disposal and acquisition of Hidden Valley
On 26 October 2016 the group obtained 100% ownership of Hidden Valley. Included in this acquisition was property, plant and equipment with a fair value of US$92.6 million. Of the acquisition US$76.2 million relates to mining assets and US$15.6 million relates to assets under construction respectively. Refer to note 10 for more information relating to the acquisition.

Loss on scrapping of property, plant and equipment
During the 2017 financial year, an amount of US$10.3 million resulted in derecognition of property, plant and equipment due to the abandonment of individual surface assets that are no longer core to the business or in use as no future economic benefits are expected from their use or disposal. The amount in 2016 of US$4.4 million relates to the abandonment of unprofitable areas in certain of the South African operations' life-of-mine plans.

Stripping activities
Included in the balance for mining assets is an amount of US$7.2 million (2016: US$1.6 million) for stripping activities. The movement for 2017 relates to Kalgold. Depreciation of US$0.4 million (2016: US$0.9 million) and impairment for 2016 financial year amounting to US$2.4 million related to Hidden Valley were recorded for these activities.

(b) Mining assets under construction

ACCOUNTING POLICY

At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody. At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.

Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

15	PROPERTY, PLANT AND EQUIPMENT continued

(b) Mining assets under construction continued

The movement in the mining assets under construction balance is as follows:

	US dollar
Figures in million	2017	2016
Cost
Balance at beginning of year	107	104
Additions	121	31
Depreciation capitalised	7	5
Deemed disposal of 50% of Hidden Valley	(8)	—
Acquisition of 100% of Hidden Valley	16	—
Finance costs capitalised¹	5	5
Transfers and other movements	(20)	(21)
Translation	9	(17)
Balance at end of year	237	107

[1] Refer to note 12 for further detail on the capitalisation rate applied

Refer to mining assets above for information relating to the acquisition of assets under construction.

(c) Undeveloped properties

ACCOUNTING POLICY

Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested annually for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

The movement in the undeveloped properties balance is as follows:

	US dollar
Figures in million	2017	2016
Cost
Balance at beginning of year	372	446
Translation	43	(74)
Balance at end of year	415	372
Accumulated depreciation and impairments
Balance at beginning and end of year	1	1
Net carrying value	414	371

(d) Other non-mining assets

ACCOUNTING POLICY

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:
• Vehicles at 20% per year.
• Computer equipment at 33.3% per year.
• Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

15	PROPERTY, PLANT AND EQUIPMENT continued

(d) Other non-mining assets continued

The movement in the non-mining assets balance is as follows:

	US dollar
Figures in million	2017	2016
Cost
Balance at beginning of year	29	34
Fully depreciated assets no longer in use derecognised	(1)	(1)
Additions	3	1
Translation	3	(5)
Balance at end of year	34	29
Accumulated depreciation and impairments
Balance at beginning of year	15	15
Fully depreciated assets no longer in use derecognised	(1)	(1)
Depreciation	3	3
Translation	1	(2)
Balance at end of year	18	15
Net carrying value	16	14

16	INTANGIBLE ASSETS

ACCOUNTING POLICY

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Goodwill
Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint ventures and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Technology-based assets
Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortised on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:

• Computer software at 20% per year.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS - IMPAIRMENT OF GOODWILL

Due to the wasting nature of mining assets and the finite life of a mine's reserves, the allocation of goodwill to a shaft will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 15.

	US Dollar
Figures in million	2017	2016

Goodwill (a)	45	57
Technology-based assets (b)	1	2

Total	46	59

16	INTANGIBLE ASSETS continued

(a) Goodwill

	US dollar
Figures in million	2017	2016

Cost
Balance at beginning of year	161	195
Translation	20	(34)

Balance at end of year	181	161

Accumulated amortisation and impairments
Balance at beginning of year	104	125
Impairment¹	19	—
Translation	13	(21)

Balance at end of year	136	104

Net carrying value	45	57

The net carrying value of goodwill has been allocated to the following cash generating units:
Bambanani	17	15
Tshepong¹	25	39
Joel	3	3

Net carrying value	45	57

1 An amount to US$19.4 million, was impaired on Tshepong's goodwill 30 June 2017 as the carrying value exceeded the fair value less costs to sell of the cash generating unit of the Tshepong Operations, which includes Phakisa. Refer to note 6 for further details on the impairment assessment.

(b) Technology-based assets

	US dollar
Figures in million	2017	2016

Cost
Balance at beginning of year	13	16
Fully depreciated assets no longer in use derecognised	(11)	—
Translation	1	(3)

Balance at end of year	3	13

Accumulated amortisation and impairments
Balance at beginning of year	11	13
Fully depreciated assets no longer in use recognised	(11)	—
Amortisation charge	1	1
Translation	1	(3)

Balance at end of year	2	11

Net carrying value	1	2

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 17, 18, 19 AND 20)

Financial assets are initially measured at fair value when the group becomes a party to their contractual arrangements, with the exception of loans and receivables which are recognised on origination date. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial assets is discussed below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognised in equity is recognised in profit or loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

The group classifies financials assets as follows:

•
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortised cost using the effective interest method. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

-
Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

-
Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

•
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. The fair values of quoted investments are based on current bid prices. If the fair value for a financial instrument cannot be obtained from an active market, the group establishes fair value by using valuation techniques. The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event.

A portion of restricted investments held by the trust funds (refer to note 18) are classified as held-to-maturity investments.

•
Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. Derivative assets are categorised as held for trading unless designated as hedging instruments (refer to note 2.3). These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognised in the income statement in the period in which they arise.

17	RESTRICTED CASH

	US dollar
Figures in million	2017	2016

Non-current (a)	5	4
Current (b)	1	1

Total restricted cash	6	5

(a)
The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources (DMR) in South Africa for environmental and rehabilitation obligations. Refer to note 26. The funds are invested equally in short term money market funds and call accounts.

(b)	The amount relates to monies released from the environmental trusts as approved by the DMR. These funds may only be used for further rehabilitation.

18	RESTRICTED INVESTMENTS

	US dollar
Figures in million	2017	2016

Investments held by environmental trust funds (a)	200	167
Investments held by social trust funds (b)	3	3

Total restricted investments	203	170

(a) Environmental trust funds

ACCOUNTING POLICY
Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications.

The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in interest-bearing short-term and medium-term cash investments and medium term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. The equity-linked notes are designated as fair value through profit or loss investments and recorded at fair value whilst the interest-bearing short-term investments are classified either as held-to-maturity and recorded at amortised cost or as cash and cash equivalents and recorded at fair value. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

The environmental trust funds consist of:

	US dollar
Figures in million	2017	2016

Held-to-maturity financial assets	137	126
Cash and cash equivalents (loans and receivables)	2	—
Fair value through profit or loss financial assets	61	41

Total environmental trust funds	200	167

Reconciliation of the movement in the investments held by environmental trust funds:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	167	192
Interest income	11	9
Fair value gain	—	1
Withdrawal of funds	—	(2)
Equity-linked deposits matured/(acquired)	15	6
Maturity/(acquisition) of held-to-maturity investments	(16)	27
Net (disposal)/acquisition of cash and cash equivalents	2	(33)
Translation	21	(33)

Balance at end of year	200	167

(b) The social trust fund

The social trust fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

The social trust fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

19	TRADE AND OTHER RECEIVABLES

	US dollar
Figures in million	2017	2016

Non-current assets

Financial assets

Loans to associates (b)	9	8
Loan to ARM BBEE Trust (c)	17	14
Provision for impairment (b) (c)	(12)	(10)

Total non-current trade and other receivables	14	12

	US dollar
Figures in million	2017	2016

Current assets

Financial assets

Trade receivables (gold)	27	11
Other trade receivables	9	8
Provision for impairment	(4)	(2)

Trade receivables - net	32	17
Interest and other receivables (a)	6	4
Loan to associate (net) (b)	—	4
Employee receivables	1	1

Non-financial assets

Prepayments	6	2
Value added tax	30	16
Income and mining taxes	1	—

Total current trade and other receivables	76	44

(a) No impairment allowance is necessary in respect of any balances included in interest and other receivables as all amounts are classified as fully performing.

(b) (i) During 2015, Rand Refinery drew down on the facility provided by its shareholders. Harmony's portion of the shareholder's loan was US$10.0 million. A cumulative provision of US$4.4 million was provided for up to 2016. During 2017 the Rand Refinery loan was converted to preference shares. Refer to note 21 for more details.

(ii) The balance in 2017 comprises US$8.8 million (2016: US$7.9 million) owed by Pamodzi Gold Limited (Pamodzi). Pamodzi was placed into liquidation during 2009 and the loan was provided in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(c) During 2016, Harmony advanced US$13.5 million to the ARM BBEE Trust, shareholder of African Rainbow Minerals Limited (ARM). The trust is controlled and consolidated by ARM, who holds 14.6% of Harmony's shares. Harmony is a trustee of the ARM BBEE Trust. The loan is subordinated and unsecured. The interest is market related (3 month JIBAR plus 4.25%) and is receivable on the maturity of the loan on 31 December 2022. At year end, the loan was tested for impairment following the decrease in the ARM share price since advancing the loan to the ARM BBEE Trust and an amount of US$1.0 million (2016: US$2.2 million) was provided for. The recoverable amount of US$14.0 million (2016: US$11.7 million) was calculated using the cash flow model. The cash flows in the model includes projected interest payments and projected ARM share price on the expected repayment date.

19	TRADE AND OTHER RECEIVABLES continued

The movement in the provision for impairment of current trade receivables during the year was as follows:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	2	5
Impairment loss recognised	1	1
Reversal of impairment loss	—	(2)
Translation	1	(2)

Balance at end of year	4	2

The movement in the provision of loans receivable during the year was as follows:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	13	10
Impairment loss recognised	1	4
Derecognition of impairment loss	(3)	—
Translation	1	(1)

Total provision of loans receivable	12	13

Total provision of non-current loans receivable	12	10
Total provision of current loans receivable	—	3

The ageing of current trade receivables at the reporting date was:

	US dollar
Figures in million	Gross	Impairment

30 June 2017

Fully performing	31	—
Past due by 1 to 30 days	1	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	1	1
Past due by more than 90 days	1	1
Past due by more than 361 days	2	2

	36	4

30 June 2016

Fully performing	15	—
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	1	—
Past due by more than 90 days	1	—
Past due by more than 361 days	2	2

	19	2

19	TRADE AND OTHER RECEIVABLES continued

The ageing of non-current loans receivable at the reporting date was:

	US dollar
Figures in million	Gross	Impairment

30 June 2017

Fully performing	18	4
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	9	9

	27	13

30 June 2016

Fully performing	21	5
Past due by 1 to 30 days	—	—
Past due by 31 to 60 days	—	—
Past due by 61 to 90 days	—	—
Past due by more than 361 days	8	8

	29	13

Based on past experience, the group believes that no impairment allowance is necessary in respect of fully performing receivables as the amount relates to customers that have a good track record with the group. The majority of fully performing trade receivables are indirectly associated with financial institutions of good credit quality. Provisions for the other loans and receivables have been raised following an assessment of their credit risk by management.
During the 2016 and 2017 there was no renegotiation of the terms of any receivable.
As at 30 June 2017 and 30 June 2016, there was no collateral pledged or held for any of the receivables.

20    DERIVATIVE FINANCIAL ASSETS

	US dollar
Figures in million	2017	2016

Non-current	24	—

Rand gold hedging contracts (a)	23	—
US$ commodity contracts (b)	1	—

Current	117	25

Rand gold hedging contracts (a)	82	—
US$ commodity contracts (b)	1	—
Foreign exchange hedging contracts (c)	34	25

Total derivative financial assets	141	25
a) During the year Harmony started a hedging programme and entered into Rand gold forward sale derivative contracts (Rand gold hedging contracts) to hedge the risk of lower Rand gold prices. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves), see note 25. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. During the year ended 30 June 2017, the contracts that matured realised a gain of US$54.7 million, of which US$53.5 million has been included in revenue and the ineffective portion of US$1.2 million in gains on derivatives. The unamortised portion of the day one gain or loss amounted to US$2.6 million on 30 June 2017.

b) During May 2017, Harmony began a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise of US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement.

20    DERIVATIVE FINANCIAL ASSETS continued

c) Harmony maintains a foreign exchange hedging programme in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands. As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement (refer to note 7).

The following table shows the open position at the reporting date:

	FY18				FY19			TOTAL
2017	Q1	Q2	Q3	Q4	Q1	Q2	Q3

US$ZAR

US$m	111	132	120	59				422
Floor	15	14.4	14	14				14.41
Cap	16.30	15.50	15.00	15.00				15.53

R/gold

'000 oz	54	54	54	54	54	27	27	324
R'000/kg	686	700	713	728	697	630	643	693

US$/gold

'000 oz	4	3	12	15	15	15		64
US$/oz	1 265	1 270	1 272	1 275	1 278	1 281		1 276

Total gold

'000 oz	58	57	66	69	69	42	27	388

US$/silver

'000 oz	40	60	180	210	240	240		970
Floor	17.10	17.10	17.10	17.10	17.10	17.10		17.10
Cap	18.10	18.10	18.10	18.10	18.10	18.10		18.10

Refer to note 4 for the details on the fair value measurements.

21    INVESTMENTS IN ASSOCIATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal

(a) Harmony acquired a 32.4% interest in Pamodzi on 27 February 2008, initially valued at US$46.5 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2017, the liquidation process has not been concluded. Refer to note 19(b)(i) for details of the loan and provision of impairment of the loan.

(b) Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

Rand Refinery's shareholders extended Rand Refinery an irrevocable, subordinated loan facility of up to US$114.2 million on 23 July 2014. In December 2014, Rand Refinery drew down US$88.1 million on the shareholders' loan. Harmony's portion of the shareholders' loan was US$10.4 million. Interest on the facility is JIBAR plus a margin of 3.5%. During the 2017 financial year, interest received on the loan amounted to US$0.4 million (2016: US$0.8 million).The loan formed part of the net investment in associate and was included in Trade and other receivables.

The original loan facility agreement allowed for any unpaid balance to be converted to equity after two years. An amended agreement was concluded on 5 June 2017, converting the loan to cumulative, redeemable preference shares of no par value. The fair value of the loan on the date of conversion was US$5.6 million, resulting in a loss of US$1.2 million. The fair value was determined using a discounted cash flow model which included expected dividends and redemption amounts at a discount rate of 17.6%. The fair value measurement is classified as a level 3 model and is non-recurring.

Rand Refinery has a 31 August year-end.

21    INVESTMENTS IN ASSOCIATES continued

The net investment in associate consists of:

	US dollar
Figures in million	2017	2016

Investment in associate	4	—

Investment in ordinary shares[1]	—	—
Redeemable preference shares[2]	4	—

Trade and other receivables	—	4

Loans to associates[2]	—	4

Net investments in associates	4	4

[1] Carried at cost less accumulated impairment
[2] Includes cumulative share of losses of US$1.9 million (2016: US$1.0 million).

The movement in the investments in associates during the year is as follows:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	—	—
Conversion to preference shares	4	—

Balance at end of year	4	—

22	INVESTMENT IN JOINT OPERATIONS

MOROBE MINING JOINT VENTURES (MMJV) PARTNERSHIP AGREEMENT

The group has a 50% interest in the mining and exploration assets located in the Morobe province, PNG. Newcrest owns the remaining 50% interest in these assets. This partnership was formed during the 2009 financial year through a range of transactions and was completed by 30 June 2009. The assets included the Hidden Valley operation and the Wafi-Golpu project. During the 2017 year, Harmony purchased Newcrest's 50% interest in Hidden Valley. Refer to note 10 for further information on the transaction. The joint arrangement is accounted for as a joint operation. The key remaining asset in the joint arrangement is the Wafi-Golpu project.

23    INVENTORIES

ACCOUNTING POLICY
Inventories, which include bullion on hand, gold-in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold-in process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in-process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants. Where mechanised mining is used in underground operations, in- progress material is accounted for at the earliest stage of production when reliable estimates of quantities and costs are capable of being made. At the group’s open pit operations, gold in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow moving and redundant items.

23    INVENTORIES continued

	US dollar
Figures in million	2017	2016

Gold in lock-up	3	3
Gold in-process, ore stockpiles and bullion on hand[1]	21	36
Consumables at weighted average cost (net of provision)[2]	65	43

Total inventories	89	82
Non-current portion of gold in lock-up and gold in-process	(3)	(3)

Total current portion of inventories	86	79

Included in the balance above is:
Inventory valued at net realisable value	15	19

[1] The depletion of run-of-mine stockpiles at Hidden Valley was the main reason for the decrease in ore stockpiles.
[2] The increase in consumables is mainly as a result of the Hidden Valley acquisition. Refer to note 10 for more information.

During the year, an increase of US$2.8 million (2016: US$6.2 million) to the provision for slow moving and redundant stock was made. The increase in 2017 and 2016 in the provision was primarily the result of additional redundant stock items identified in PNG and provided for. The total provision at 30 June 2017 was US$19.0 million (2016: US$14.5 million).

24	SHARE CAPITAL

ACCOUNTING POLICY
Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
The cost of treasury shares is eliminated against the share capital balance.

AUTHORISED
1 200 000 000 (2016: 1 200 000 000) ordinary shares of 50 SA cents each.
ISSUED
439 957 199 (2016: 437 299 479) ordinary shares of 50 SA cents each. All issued shares are fully paid.
Note 33 set out details in respect of the share option scheme and shares held in trust for the employees of the group.
SHARE ISSUES
Shares issued in the 2016 and 2017 financial years relate to the exercise of share options by employees. In the 2016 year, 35 000 shares were issued to the Tlhakanelo Employee Share Trust (Tlhakanelo Trust), the vehicle used for the employee share ownership plan (ESOP). Annexure B of this report and note 33 set out the details in respect of the share option scheme.
TREASURY SHARES
Included in the total of issued shares is an amount of 335 shares held by Lydenburg Exploration Limited, a wholly owned subsidiary of the company.
During August 2012, 3.5 million shares were issued to the Tlhakanelo Trust. As the trust is controlled by the group, the shares are treated as treasury shares. In the 2016 financial year, an additional 35 000 shares were issued to the Tlhakanelo Trust for purposes of settling the 2014 and 2015 offers of ESOP share appreciation rights that vested during the 2016 financial year. During 2017, 496 408 (2016: 537 757) shares were exercised by employees and the remaining 28 507 shares are still held as treasury shares.

25    OTHER RESERVES

	US dollar
Figures in million	2017	2016

Foreign exchange translation reserve (a)	(1 528)	(1 753)
Hedge reserve (b)	84	—
Share-based payments (c)	224	197
Post-retirement benefit actuarial gain/(loss) (d)	(2)	(2)
Acquisition of non-controlling interest in subsidiary (e)	(57)	(57)
Equity component of convertible bond (f)	41	41
Repurchase of equity interest (g)	(13)	(13)
Fair value movement of available-for-sale financial assets	—	—
Other	(4)	(4)

Total other reserves	(1 255)	(1 591)

(a)
The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations. The US dollar amount includes the translation effect from rand to US dollar.

(b)
During the year, Harmony entered into Rand gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). Refer to note 20 for further information. The reconciliation of the hedge reserve is as follows:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	—	—

	128	—

Unrealised gain on Rand gold contracts	160	—
Deferred tax thereon	(32)	—

	(43)	—

Released to revenue	(54)	—
Deferred tax thereon	11	—

	(1)	—

Released to gains on derivatives (hedge ineffectiveness)	(1)	—
Deferred tax thereon	—	—

Balance at end of year	84	—

(c)	Share-based payments

	US dollar
Figures in million	2017	2016
Balance at beginning of year	197	175
Share-based payments expensed (i)	27	22
Balance at end of year	224	197

(i) The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to purchase shares in the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. Share-based payments are expensed over the vesting period, based on the group’s estimate of the shares that are expected to eventually vest. Refer to note 33 for more details.

(d)	The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement.

(e)
On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of US$86.5 million (A$123 million) over the carrying amount of non- controlling interest acquired, amounting to US$57 million, has been accounted for under other reserves.

25    OTHER RESERVES continued

(f)
On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(g)
On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited(AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of US$20.5 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

ACCOUNTING POLICY - PROVISIONS (APPLICABLE TO NOTES 26, 27, 28 AND 30)

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

26    PROVISION FOR ENVIRONMENTAL REHABILITATION

ACCOUNTING POLICY

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is performed in accordance with the accounting policy dealing with impairments of non-financial assets. Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant judgement is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

	2017	2016	2015
	%	%	%

South African operations
Inflation rate	6.50	6.75	6.50
Discount rates
- 12 months	7.50	8.00	6.50
- one to five years	7.60	8.40	7.30
- six to nine years	8.40	9.00	7.80
- ten years or more	9.10	9.20	8.00

PNG operations:
Inflation rate	6.60	5.00	5.00
Discount rates	6.25	6.25	6.25

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

26	PROVISION FOR ENVIRONMENTAL REHABILITATION continued

The following is a reconciliation of the total liability for environmental rehabilitation:

	US dollar
Figures in million	2017	2016

Provision raised for future rehabilitation

Balance at beginning of year	148	182
Change in estimate - Balance sheet	(1)	(7)
Change in estimate - Income statement	(1)	(2)
Utilisation of provision	(7)	(5)
Time value of money and inflation component of rehabilitation costs	13	11
Acquisition of Hidden Valley (refer to note 10)	35	—
Translation	14	(31)

Total provision for environmental rehabilitation	201	148

The provision for environmental rehabilitation for PNG amounts to US$73.9 million (2016: US$34.7 million) and is unfunded.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the mines, in the current monetary terms, is as follows:

	US dollar
Figures in million	2017	2016

Future net undiscounted obligation

Ultimate estimated rehabilitation cost	273	204
Amounts invested in environmental trust funds (refer to note 18)	(200)	(167)

Total future net undiscounted obligation	73	37

With the introduction of the National Environmental Management Act (NEMA) Regulations on Financial Provisioning, effective from February 2019, there may be changes to the estimate of the liability and the way in which the group funds the obligation.
The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 17 and 35.

27	PROVISION FOR SILICOSIS SETTLEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Significant judgement is applied in estimating the cost that will be required in future to settle any claims against the group’s mines. The ultimate cost may differ from current estimates.
The provision amount was based on estimates of number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion.
The key assumptions that were made in the determination of the provision amount include:
• Silicosis prevalence rates;
• Estimated settlement per claimant;
• Benefit take-up rates; and
• Disease progression rates.
A discount rate of 8% was used, based on government bond with similar terms to the obligation.
There is uncertainty with regard to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

On 3 March 2011, judgement was handed down in the Constitutional Court, in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA). The judgement allows claimants, such as Mr Mankayi, to institute action against their current and former employers for damages suffered as a result of them contracting occupational diseases which result from their exposure to harmful quantities of dust whilst they were employed at a controlled mine as referred to in ODIMWA. In this regard, should anyone bring similar claims against Harmony in future, those claimants would need to prove that silicosis, as an example, was contracted whilst in the employ of the company and that it was contracted due to negligence on the company’s part to provide a safe and healthy working environment. The link between the cause (negligence by the company in exposing the claimant to harmful quantities of dust whilst in its employ) and the effect (the silicosis) will be an essential part of any case.
i) Consolidated class action.
On 23 August 2012, Harmony and certain of its subsidiaries (Harmony group) were served with court papers in terms of which three former employees made application to the South Gauteng High Court to certify a class for purposes of instituting a class action against the Harmony group. In essence, the applicants want the court to declare them as suitable members to represent a class of current and former mineworkers for purposes of instituting a class action for certain relief and to obtain directions from the court as to what procedure to follow in pursuing the relief required against the Harmony group. Similar applications were also brought against various other gold mining companies for similar relief during August 2012.
On 8 January 2013, the Harmony group, alongside other gold mining companies operating in South Africa (collectively the respondents), was served with another application to certify two classes of persons representing a class of current and former mine workers who work or have worked on gold mines owned and/or controlled by the respondents and who allegedly contracted silicosis and/or other occupational lung diseases, and another class of dependents of mine workers who have died of silicosis and who worked on gold mines owned and/or controlled by the respondents. The Harmony group opposed both applications and instructed its attorneys to defend the application.
Following receipt of the aforesaid application, the Harmony group was advised that there was a potential overlap between the application of 23 August
2012 and the application of 8 January 2013. On 17 October 2013, the five certification applications were consolidated by order of court.
The applications were heard in October 2015. On 13 May 2016, the Johannesburg High Court ordered the certification of a silicosis class and a tuberculosis class, which are to proceed as a single class against the mining companies acted in the application. The companies requested leave to appeal to the Supreme Court of Appeal, which was granted on 13 September 2016 and is scheduled to be heard on 19 - 23 March 2018.
ii) Individual claims.
On 3 May 2013, Harmony and one of its subsidiaries received a summons from Richard Spoor Attorneys on behalf of an employee. The plaintiff is claiming US$1.7 million in damages plus interest from Harmony and one of its subsidiaries, and another gold mining group of companies. The plaintiff alleges to have contracted silicosis with progressive massive fibrosis during the course of his employment. Harmony continues to defend this litigation.
iii) Working group.
A gold mining industry working group consisting of African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Sibanye-Stillwater and Harmony (collectively the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the companies are seeking a comprehensive and sustainable solution which deals with both the legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The working group has engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. The working group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.

27	PROVISION FOR SILICOSIS SETTLEMENT continued
iv) Change from contingent liability to provision.
The facts of the matter have previously been disclosed as a contingent liability as an amount could not be reliably determined. As a result of the progress made by the working group and the status of negotiations with affected stakeholders, management is now in a position to reasonably estimate Harmony’s share of a possible settlement of the class action claims and related costs within an acceptable range. The nominal amount for Harmony group is US$98.6 million.
A pre-tax charge of US$69.9 million has been recognised in other operating expenses for the year ending 30 June 2017. Going forward, annual changes in the provision are expected to consist of time value of money (recognised as finance costs) and changes in estimates (other operating expenses). The expected contributions (cash flows) to the vehicle that will manage the settlement process have been discounted over the expected period of contributions. The contributions are expected to be settled by cash flows from the group's South African operations and will occur over a number of years.
The following is a reconciliation of the total provision for the silicosis settlement:

	US dollar
Figures in million	2017	2016

Provision raised for settlement

Balance at beginning of year	—	—
Initial recognition	70	—

Total provision for silicosis settlement	70	—

Sensitivity analysis
The impact of a reasonable change in certain key assumptions would increase or decrease the provision amount by the following amounts:

	US dollar
Figures in million	2017	2016

Effect of an increase in the assumption:

Change in benefit take-up rate[1]	6	—
Change in silicosis prevalence[2]	6	—
Change in disease progression rates[3]	3	—

Effect of a decrease in the assumption:

Change in benefit take-up rate[1]	(6)	—
Change in silicosis prevalence[2]	(6)	—
Change in disease progression rates[3]	(3)	—

[1] Change in benefit take-up rate: the take-up rate does not affect the legal cost allocation, but a 10% change results in a proportionate change in the other values.
[2] Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour number or a 10% change in the disease risk.
[3] Change in disease progression rates: a one year shorter/longer disease progression period was used. This assumption is not applicable to the dependant or TB classes.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.
A change in the settlement claim amount would result in a change in the provision amount on a rand for rand basis.
The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval of the settlement. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

28	RETIREMENT BENEFIT OBLIGATION

ACCOUNTING POLICY

The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured at the present value of the estimated future cash outflows using government bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 10%, no increases in employer subsidies (in terms of the agreement) and mortality rates according to the SA 1956/62 mortality table (SA “”a mf”” tables) (retirement age of 60 years) and a medical inflation rate of 8% (2016: discount rate of 9.7%, retirement age of 60 years and 7.7% inflation rate).

Management determined the discount rate by assessing government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

(a) Pension and provident funds
The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.
The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9.5% of gross salary and wages for the 2017 year (2016: 9.5%). The fund is a defined contribution plan.
The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2016: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.
Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2017 financial year amounted to US$40.6 million (2016: US$34.3 million).
(b) Post-retirement benefits other than pensions
Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group’s obligation in this regard is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options. Except for the abovementioned employees, Harmony has no other post-retirement obligation for the other group employees.
The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2017, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2018.
The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition the following was also considered:
●    t is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership;
●    It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account;
●    It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.
●    It is assumed that the only dependants will be spouses.
Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:
●    Change in bond yields: A decrease in the bond yields will increase the plan liability.
●    Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability.
●    Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.
The net actuarial loss for 2017 was mainly due to exists of employed and retired members being lower than expected and actual subsidy inflation being higher than assumed (2016: net actuarial gain was mainly exits of current employees being higher than expected, partially offset by exits of CAWMS being lower than expected and the actual subsidy inflation being higher than assumed).

28	RETIREMENT BENEFIT OBLIGATION continued
(b) Post-retirement benefits other than pensions continued

	US dollar
Figures in million	2017	2016

Present value of unfunded obligations	14	11

Current employees	5	4
Retired employees	9	7

Movement in the liability recognised in the balance sheet

Balance at beginning of year	11	13
Contributions paid	(1)	(1)
Other expenses included in staff costs/current service cost	—	—
Finance costs	1	1
Translation	3	(2)

Balance at end of year	14	11

	US dollar
Figures in million	2017	2016

The net liability of the defined benefit plan is as follows:

Present value of defined benefit obligation	14	11
Fair value of plan assets	—	—

Net liability of defined benefit plan	14	11

The effect of a percentage point increase and decrease in the assumed medical cost trend rate is as follows:

	US dollar
Figures in million	2017	2016

Effect of a 1% increase on:
Aggregate of service cost and finance costs	—	—
Defined benefit obligation	2	1

Effect of a 1% decrease on:
Aggregate of service cost and finance costs	—	—
Defined benefit obligation	(1)	(1)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The analysis is performed on the same basis for 2016.
The group expects to contribute approximately US$0.7 million to the benefit plan in 2018.
The weighted average duration of the defined benefit obligation is 14.9 years.

ACCOUNTING POLICY - FINANCIAL LIABILITIES (APPLICABLE TO NOTES 29 AND 30)
Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, with the exception of financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:
• Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method.
Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.
Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
• Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

29	BORROWINGS
FACILITIES
Nedbank Limited
On 20 December 2013, the company entered into a loan facility with Nedbank Limited, comprising a revolving credit facility of R1 300 million (US$125.6 million). The facility matured during February 2017 and was replaced with a new R1 billion (US$76.7 million) three-year revolving credit facility with similar terms to the previous facility on 20 February 2017.
Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate.
US dollar revolving credit facilities
In February 2015 the company concluded a loan facility agreement which was jointly arranged by Nedbank Limited and Barclays Bank Plc, comprising a revolving credit facility of up to US$250 million.

Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate.
Refer to note 36 for details of events after the reporting date.
TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2017

	Interest charge	Repayment terms	Repayment date	Security
Nedbank Limited (Secured loan - rand revolving credit facility)	1, 3 or 6 month JIBAR plus 3.15%, payable at the elected interest interval	Repayable on maturity	20 February 2020	Cession and pledge of operating subsidiaries' shares and claims
US dollar revolving credit facility (Secured loan)	3 or 6 month LIBOR plus 3%, payable at the elected interest interval	Repayable on maturity	6 February 2018	Cession and pledge of operating subsidiaries' shares and claims

DEBT COVENANTS
The debt covenant tests for both the rand and US dollar revolving credit facilities are as follows:
● The group's interest cover ratio shall not be less than five (EBITDA1/Total interest paid);
● Tangible Net Worth2 to total net debt ratio shall not be less than six times or eight times when dividends are paid;
● Leverage3 shall not be more than 2.5 times.

[1] Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement excludes unusual items such as impairment and restructuring cost.
[2] Tangible Net Worth is defined as total equity less intangible assets.
[3] Leverage is defined as total net debt to EBITDA.

The debt covenant tests are performed on a quarterly basis. No breaches of the covenants were identified during the tests in the 2016 and 2017 financial years.

29	BORROWINGS continued

INTEREST BEARING BORROWINGS

	US dollar
Figures in million	2017	2016

Non-current borrowings

Nedbank Limited (secured loan - R1.3 billion revolving credit facilities)	—	—

Balance at beginning of year	—	33
Draw down	—	24
Repayments	—	(28)
Transferred to current liabilities	—	(20)
Translation	—	(9)

Nedbank Limited (secured loan - R1.0 billion revolving credit facility)	23	—

Balance at beginning of year	—	—
Draw down	24	—
Translation	(1)	—

US dollar revolving credit facility (secured loan)	—	139

Balance at beginning of year	139	247
Draw down	30	—
Repayments	(30)	(110)
Amortisation of issue costs	1	2
Transferred to current liabilities	(140)	—

Total non-current borrowings	23	139

29	BORROWINGS continued

INTEREST BEARING BORROWINGS continued

	US dollar
Figures in million	2017	2016

Current borrowings

Nedbank Limited (secured loan)	—	20

Balance at beginning of year	20	—
Repayments	(20)	—
Transferred from non-current liabilities	—	20

US dollar revolving credit facility (secured loan)	140	—
Balance at beginning of year	—	—
Transferred from non-current liabilities	140	—

Total current borrowings	140	20

Total interest-bearing borrowings	163	159

The maturity of borrowings is as follows:

Current	140	20
Between one to two years	—	139
Between two to five years	23	—

	163	159

Undrawn committed borrowing facilities:

Expiring within one year	110	68
Expiring after one year	53	110

	163	178

EFFECTIVE INTEREST RATES

	2017	2016
	%	%

Nedbank Limited - rand revolving credit facility	10.5	10.4
US dollar revolving credit facility	3.9	3.5

30	TRADE AND OTHER PAYABLES

ACCOUNTING POLICY The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	US dollar
Figures in million	2017	2016

Non-current liabilities

Financial liabilities

Sibanye Beatrix ground swap royalty (a)	1	1
Total non-current trade and other payables	1	1

	US dollar
Figures in million	2017	2016

Current liabilities

Financial liabilities

Trade payables	40	24
Other liabilities	7	5

Non-financial liabilities

Payroll accruals	28	26
Leave liabilities (b)	30	23
Shaft related accruals	37	24
Other accruals	7	8
ESOP share-based payment liability (c)	—	1
Value added tax	4	4
Income and mining taxes	—	3
Total current trade and other payables	153	118
During the 2017 financial year, Harmony acquired Newcrest's interest in the Hidden Valley operation. Refer to note 10 for details of the transaction and the balances taken on as a result.
(a) Sibanye Beatrix ground swap royalty
During 2014, Harmony and Sibanye Gold Limited (Sibanye) entered into an agreement whereby the Joel mine exchanged two portions of its mining right for two portions of Sibanye's Beatrix mine's mining right, as well as acquiring two additional portions from Beatrix (sale portions). The transaction was completed in May 2014. The purchase consideration of the sale portions acquired by Joel is payable as a royalty of 3% on gold revenue generated from these two portions. The royalty liability recorded is the net present value of 3% of future gold revenue of the sale portions. An amount of US$1.1 million (2016: US$0.4 million) has been reclassified as current. Refer to note 15 for further details on the key assumptions for the calculation of the provision, which is based on the life-of-mine plan of Joel.

30	TRADE AND OTHER PAYABLES continued
(b) Leave liabilities
Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	US dollar
Figures in million	2017	2016

Balance at beginning of year	23	26
Benefits paid	(29)	(26)
Total expense per income statement	31	27
Acquisition of Hidden Valley	3	—
Translation	2	(4)

Balance at end of year	30	23

(c) ESOP share-based payment liability
The liability relates to the cash-settled share-based payment transaction following the award of ESOP SARs to qualifying employees through the Tlhakanelo Trust. Refer to note 33 for more details.

31	CASH GENERATED BY OPERATIONS

	US dollar
Figures in million	2017	2016	2015

Reconciliation of profit/(loss) before taxation to cash generated by operations:

Profit/(loss) before taxation	(20)	109	(436)
Adjustments for:
Amortisation and depreciation	185	149	216
(Reversal of impairment)/impairment of assets	131	(3)	285
Share-based payments	29	23	18
Net decrease in provision for post-retirement benefits	(1)	(1)	(8)
Net increase/(decrease) in provision for environmental rehabilitation	(8)	(7)	(6)
Profit on sale of property, plant and equipment	(3)	—	(1)
Loss on scrapping of property, plant and equipment	10	4	42
(Profit)/loss from associates	1	—	2
Gain on bargain purchase	(60)	—	—
Interest received	(20)	(17)	(21)
Finance costs	17	19	22
Inventory adjustments	31	7	18
Foreign exchange translation difference	(16)	45	34
Non cash portion of gains on derivatives	(7)	(25)	—
Day one loss amortisation	6	—	—
Silicosis claim provision	70	—	—
Other non-cash adjustments	(5)	1	7

Effect of changes in operating working capital items

Receivables	(30)	12	10
Inventories	2	5	—
Payables	8	1	(14)

Cash generated by operations	320	322	168

ADDITIONAL CASH FLOW INFORMATION

The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received.

At 30 June 2017, US$163.4 million (2016: US$177.9 million) (2015: US$74.0 million) of borrowing facilities had not been drawn down and is therefore available for future operation activities and future capital commitments. Refer to note 29.

a)	Acquisitions of investments/business
The conditions precedent for the acquisition of full ownership of Hidden Valley were fulfilled and the transaction was completed. Refer to note 10 for details on the acquired assets, included cash acquired, and assumed liabilitities.

b)    Principal non-cash transactions
Share-based payments (refer to note 33).

32	EMPLOYEE BENEFITS

ACCOUNTING POLICY

• Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 29 for details of the post-retirement medical benefit plan.

• Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2017	2016

Number of permanent employees as at 30 June:

South African operations	26 478	25 861
International operations[1]	1 403	1 339

Total number of permanent employees	27 881	27 200

	US dollar
Figures in million	2017	2016

Aggregate earnings

The aggregate earnings of employees including directors were:

Salaries and wages and other benefits	563	459
Retirement benefit costs	41	34
Medical aid contributions	15	13

Total aggregated earnings[2]	619	506

[1] The MMJV employees included in the total is 103 (2016: 1 267). The acquisition of Newcrest's 50% of Hidden Valley operation resulted in the decrease as the Hidden Valley employees are now Harmony employees.
[2] These amounts have been included in cost of sales, corporate expenditure and capital expenditure

Remuneration for directors and executive management is fully disclosed in Annexure B of this report.

During the 2017 financial year US$6.5 million (2016: US$6.5 million) was included in the payroll costs for termination costs. Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures (refer to note 6).

33    SHARE-BASED PAYMENTS

ACCOUNTING POLICY

The group operates the following employee share incentive plans:
● Equity-settled share-based payments plan where the group grants share options to certain employees in exchange for services received;
● Equity-settled and cash-settled employee share ownership plan.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Cash-settled share-based payments are measured at fair value. The liability is remeasured at each balance sheet date until the date of settlement.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The fair value of options granted is being determined using either a binomial, Black-Scholes or a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield.

EMPLOYEE SHARE-BASED PAYMENTS

The group has the 2012 employee share ownership plan (ESOP) and the 2006 share plan that are active. The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.

The total cost relating to employee share-based payments is made up as follows:

	US dollar
Figures in million	2017	2016

2012 employee share ownership plan (a)	1	2
2006 share plan (b)	28	21
Total employee share-based payments included in cost of sales	29	23

The directors are authorised to issue up to 60 011 669 ordinary shares to participants who have received awards in accordance with Harmony's employee share incentive schemes.

Subsequent to the annual general meeting held on 1 December 2010, 6 218 067 share option awards have been issued in terms of the 2006 share plan. 49 990 794 outstanding share option awards have been granted in terms of the 2006 share plan.

(a) 2012 employee share ownership plan

During August 2012, Harmony issued the first awards under its ESOP. The ESOP is overseen by the Tlhakanelo Trust. In terms of the ESOP rules, qualifying employees are offered one scheme share for every two share appreciation rights (SARs).

The scheme shares are accounted for as equity-settled.

The vesting of the SARs is linked to the positive share appreciation of Harmony's share price from the grant of the award. The SARs incorporate a cash bonus with a minimum pay-out guarantee of R18 (applicable where there is no share appreciation or share appreciation less than R18) and a maximum pay-out ceiling of R32 per SAR over the vesting period. The SARs include an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognised as a liability in the balance sheet (refer to note 30), the fair value of which was remeasured at each reporting date.

The Tlhakanelo Trust is now wound up and the remaining shares will be sold. Refer to note 24.

The total cost relating to the 2012 ESOP is made up as follows:

	US dollar
Figures in million	2017	2016

2012 employee share ownership plan

Equity-settled	1	1
Cash-settled	—	1

	1	2

33	SHARE-BASED PAYMENTS continued

(a) 2012 employee share ownership plan continued

Activity on awards

All the awards were settled in 2017.

	US dollar
Figures in million	2017	2016

Gain realised by participants on awards traded during the year	2	3

Fair value of awards exercised during the year	2	3
Measurement

Cash-settled liability

	US dollar
Figures in million	2017	2016

Movement in the cash-settled liability recognised in the balance sheet:

Balance at beginning of year	1	2
IFRS 2 share-based payment charge for the year	—	1
Awards paid	(1)	(1)
Translation	—	(1)

Balance at end of year	—	1

(b) Options granted under the 2006 share plan
The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria

SARs
SARs will vest in equal thirds in year three, four and five, subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market prices of the underlying shares on the trading date immediately preceding the grant.
2009 to 2013 allocation: The group's headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).

PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.
2015 to 2016 allocation:
• 50% of the number of rights awarded are linked to the total shareholder return of the group on an absolute basis.
• 50% of the number of rights awarded are linked to the total shareholder return of the group as compared to that of the South African gold index.

2014 allocation:
• the number of the rights awarded are linked to the group's performance in comparison to the South African Gold Index.

2012 to 2013 allocation:
• 50% (senior management) or 70% (management) of the number of the rights awarded are linked to the annual gold production of the group in relation to the targets set annually.
• 50% (senior management) or 30% (management) of the number of the rights awarded are linked to the group's performance in comparison to the South African Gold Index.

RS	The RS will vest after three years from grant date.	The participant is still employed within the group.

Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions.

● Fault     All unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled.
● No fault    Accelerated vesting occurs and all unvested and unexercised share options are settled in accordance with the rules of the plan. Executive management is encouraged to retain performance shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

33	SHARE-BASED PAYMENTS continued

(b) Options granted under the 2006 share plan continued

Activity on share options

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights

For the year ended 30 June 2017

Balance at beginning of year	14 156 782	34.74	34 978 038	859 974
Options granted and accepted	—	—	9 320 599	—
Options accepted	113 899	21.88	—	—
Rights vested and locked up	—	—	(160 271)	—
Options exercised	(451 187)	27.49	(2 171 953)	(158 562)
Options forfeited and lapsed	(1 342 797)	47.39	(4 117 840)	—

Balance at end of year	12 476 697	32.60	37 848 573	701 412

For the year ended 30 June 2016

Balance at beginning of year	16 419 967	38.86	14 322 508	677 102
Options granted and accepted	—	—	25 652 631	508 920
Options granted	669 824	18.42	—	—
Options exercised	(432 650)	24.58	(803 301)	(272 482)
Options forfeited and lapsed	(2 500 359)	59.21	(4 193 800)	(53 566)

Balance at end of year	14 156 782	34.74	34 978 038	859 974

	PS and RS		SARs
Options and rights vested but not exercised at year end	2017	2016	2017	2016

Options and rights vested but not exercised	—	—	2 869 859	1 427 179
Weighted average option price (SA rand)	n/a	n/a	57.52	85.22

33	SHARE-BASED PAYMENTS continued

(b) Options granted under the 2006 share plan continued

Activity on share options continued

List of options and rights granted but not yet exercised (listed by grant date)	Number of options and rights	Award price (SA rand)	Remaining life (years)

As at 30 June 2017

Share appreciation rights
November 15, 2011	549 843	104.79	0.4
November 16, 2012	1 281 918	68.84	1.4
November 15, 2013	4 396 213	33.18	2.4
November 17, 2014	6 248 723	18.41	3.4

	12 476 697

Performance shares
November 17, 2014	6 093 253	n/a	0.4
November 16, 2015	22 288 019	n/a	1.4
February 17, 2016	512 000	n/a	1.4
November 29, 2016	8 955 301	n/a	2.4

	37 848 573

Restricted shares[1]
November 15, 2011	64 000	n/a	0.4
November 16, 2012	143 353	n/a	1.4
November 17, 2014	64 000	n/a	0.4
November 16, 2015	430 059	n/a	1.4

	701 412

Total options and rights granted but not yet exercised	51 026 682

[1] The 2010, 2011 and 2012 restricted shares vested in November 2013, November 2014 and November 2015 respectively. Restricted shares that were not exercised, partially or fully, at that time remain restricted for a further three years, but were supplemented by a matching grant of restricted shares. All restricted shares are then only settled after the end of a further three year period.

	US dollar
Figures in million	2017	2016

Gain realised by participants on options and rights traded during the year	8	2

Fair value of options and rights exercised during the year	8	3

33	SHARE-BASED PAYMENTS continued

(b) Options granted under the 2006 share plan continued

Measurement

The fair value of equity instruments granted during the year was valued using the Monte Carlo simulation on the market-linked PS, Cox-Ross- Rubinstein binomial tree on the SARs and spot share price on grant date for the RS.

(i) Assumptions applied at grant date for awards granted during the year

Performance shares

29 November 2016 allocation

Risk-free interest rate:	7.94%
Expected volatility: [1]	63.87%
Expected dividend yield:	0.00%
Vesting period (from grant date)	3 years

1 The volatility is measured as annualised standard deviation of historical share price returns, using an exponentially weighted moving average (EWMA) model, with a lambda of 0.99. The volatility is calculated on the grant date, and takes into account the previous three years of historical data.

OTHER SHARE-BASED PAYMENTS

On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix operation (Phoenix) to BEE shareholders, which includes a free-carry allocation of 5% to a community trust that has been created and is currently controlled by Harmony. The transaction closed on 25 June 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary (PhoenixCo).

The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside of their equity interest in PhoenixCo until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised and a non-controlling interest in PhoenixCo will be recognised. The award of the options to the BEE partners is accounted for by the group as an equity- settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of US$2.3 million was expensed on the grant date, 25 June 2013.

34	RELATED PARTIES

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from 1 July 2014 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

During 2017, the executive directors received remuneration of US$2.0 million, comprising of US$1.2 million for salaries, US$0.2 million for retirement contributions, US$0.4 million for bonuses and US$0.2 million from the exercising or settlement of share options. The non-executive directors received US$0.7 million in directors’ fees.

During 2016, the executive directors received remuneration of US$3.4 million, comprising of US$1.2 million for salaries, US$0.1 million for retirement contributions, US$0.4 million for bonuses and US$1.7 million from the exercising or settlement of share options. The non-executive directors received US$0.6 million in directors’ fees. The aggregate of remuneration received by executive management was US$2.4 million (including share options exercised).

The following directors and prescribed officers own shares in Harmony at year-end:

Number of shares
Name of director/prescribed officer	2017	2016

Directors

Andre Wilkens	101 301	101 301
Frank Abbott [1]	606 742	521 790
Harry 'Mashego' Mashego	593	593
Ken Dicks	35 000	35 000

Prescribed officers

Beyers Nel [2]	17 553	2 907
Johannes van Heerden [2]	25 000	—
Philip Tobias	11 750	11 750

[1] During the 2017 financial year, 84 952 shares issued on the vesting of performance shares were voluntarily locked-up in terms of the minimum shareholding requirement of the 2006 Share Plan but remains beneficially owned.

[2] The shares for 2017 relate to performance shares that vested and the resulting shares retained.

Modise Motloba, Harmony’s deputy chairman, is a director of Tysys Limited. Tysys Limited entered into a contract with the group in February 2017 to provide services relating to the group’s small and medium enterprise development projects. The contract has a value of up to US$0.4 million per annum, with approximately US$0.07 million having been paid during FY17. The contract has a 30-day notice period.

All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 21.

Refer to note 10 for the details of the transaction related to the Hidden Valley acquisition.

		US dollar
Figures in million	Notes	2017	2016

Sales and services rendered to related parties
Joint operations		—	1
Associates[1]		—	1

Total		—	2

Purchases and services acquired from related parties
Associates		2	2

Total		2	2

Outstanding balances due by related parties
Associates[1]		—	4

[1] Refer to note 19 and 21 for details relating to the loan to associate. During 2017, the loan was converted to redeemable preferance shares.

35	COMMITMENTS AND CONTINGENCIES

COMMITMENTS AND GUARANTEES

	US dollar
Figures in million	2017	2016

Capital expenditure commitments

Contracts for capital expenditure	12	11
Share of joint venture's contract for capital expenditure	16	2
Authorised by the directors but not contracted for	60	21
Total capital commitments	88	34

Contractual obligations in respect of mineral tenement leases amount to US$13.0 million (2016: US$17.2 million). This includes US$12.7 million (2016: US$16.8 million) for the MMJV.

	US dollar
Figures in million	2017	2016

Guarantees

Guarantees and suretyships	1	1
Environmental guarantees[1]	37	33
Total guarantees	38	34

1 At 30 June 2017, US$4.7 million (2016: US$4.0 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 17.

CONTINGENT LIABILITIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

The following contingent liabilities have been identified:

(a)    On 13 May 2016, the Johannesburg High Court ordered the certification of a silicosis class and a tuberculosis class, which are to proceed as a single class against several mining companies including the Harmony group. Developments in the negotiations and progress made by the industry working group have led to a provision being recognised as at 30 June 2017 in respect of the estimated settlement amount (refer to note 27).

(b)    On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to Harmony's acquisition of the Wafi deposits in PNG. The shares were valued at US$23 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint operators.

(c)    The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances.

As at 30 June 2017, water treatment facilities were successfully implemented at both Doornkop and Kusasalethu. These facilities are now assisting in reducing our dependency on Rand Water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies confirm that there is no risk of decant in Welkom.

Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable, it could have a material impact on the financial statements of the group.

35	COMMITMENTS AND CONTINGENCIES

CONTINGENT LIABILITIES continued

(d)    Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a regional mine closure strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Therefore there is no contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. In view of the limitation of current information for accurate estimation of a liability, no reliable estimate can be made for these operations.

e)    The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses (WUL) to the Department of Water and Sanitation (DWS). As part of the Water Use License Application (WULA) process for the respective operations, Harmony has requested certain exemptions (relevant to the respective mining operations) from GNR 704 of 4 June 1999, “Regulations on the use of water for mining and related activities aimed at the protection of water resources”. The respective WULA’s have subsequently not yet been approved by DWS. Two Water Use Licences have been issued by DWS for Kalgold and Kusasalethu, with neither licence having any material impact to the operation. The remaining WULA’s have not yet been approved by DWS. The WUL conditions for the respective operations are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain.

(f)    In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of US$5.1 million of potential claims. Rand Uranium is therefore liable for all claims up to US$5.1 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

(g)    Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. The defendants intend to defend the claims. No active steps have been taken by the plaintiffs in this proceeding for more than five years. It is not practicable to make any reasonable assessment of the prospects of the plaintiffs succeeding should they proceed with these claims, nor the potential liability of the defendants if the plaintiffs were to succeed. As a result, no provision has been recognised in the financial statements for this matter.

36	SUBSEQUENT EVENTS

(a)
Subsequent to 30 June 2017, a new increased US$350 million, three-year facility was negotiated on similar terms to the previous facility of US$250 million. The new facility matures on 15 August 2020. The syndicate consists of Nedbank Limited, ABSA Bank Limited, J.P.Morgan Chase Bank, Caterpillar Financial Services Corporation, HSBC Bank Plc, State Bank of India, Citibank as well as the Bank of China.

The key terms of the new facility are:

Term Facility:    $175 million
Margin on term facility:    3.15% over 3 month LIBOR
Revolving facility:    $175 million
Margin on revolving facility    3.00% over 3 month LIBOR
Maturity    Three years from close
Security    Same as existing facility

(b)	On 15 August 2017, the board declared a final dividend for the 2017 year of 35 SA cents per share, payable on 16 October 2017.

(c)
On 19 October 2017, Harmony announced that it would acquire Anglogold Ashanti Limited’s Moab Khotsong and Great Noligwa mines together with other assets and related infrastructure for a cash consideration of the Rand equivalent of US$300 million. The transaction is subject to approval from Harmony’s shareholders and other conditions precedent, including regulatory approvals. The Board of Harmony has unanimously approved the transaction and has resolved to recommend the transaction to its shareholders.

US$100 million of the consideration will be settled from Harmony's existing US$350 million syndicated loan facility. The remaining US$200 million will be funded through a fully underwritten US$200 million bridge facility, which has a 12-month term with similar terms and covenants as the existing loan facilities. Harmony is assessing various alternatives to optimally repay the bridge, including a potential rights issue. The mandated bridge providers are UBS Limited, Nedbank Limited, Absa Bank Limited and JP Morgan Securities plc.

The assets and liabilities will be acquired by a wholly-owned subsidiary of Harmony. When all conditions precedent have been met, Harmony will apply the principles of IFRS 3, Business Combinations and the process of a purchase price allocation of the assets acquired and liabilities assumed will begin.

37	SEGMENT REPORT

ACCOUNTING POLICY

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The chief operating decision-maker has been identified as the CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by a single general manager and management team.

After applying the qualitative and quantitative thresholds from IFRS 8, the reportable segments were determined as: Tshepong, Phakisa, Bambanani, Joel, Doornkop, Target 1, Kusasalethu, Masimong and Unisel. Target 3 was placed on care and maintenance in October 2014 and its mining assets have been included in the reconciling items for 2016 and 2017. All other operating segments have been grouped together under all other surface operations.

When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 38.

The CODM has previously been identified as the executive committee (Exco). During April 2017, the top management structure was changed, creating a group CEO's office consisting of the chief executive officer, financial director, director corporate affairs, chief operating officer: new business, chief executive officer: South-east Asia and chief operating officer: South Africa. The group CEO's office has replaced Exco as the CODM. There has been no change to the information reported to the CODM.

37    SEGMENT REPORT continued

	Revenue 30 June			Production cost 30 June			Production profit/(loss) 30 June			Mining assets 30 June			Capital expenditure# 30 June			Ounces produced* 30 June			Tons milled* 30 June
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	US$ million			US$ million			US$ million			US$ million			US$ million			oz			t'000

South Africa
Underground
Tshepong (a)	203	190	170	149	127	141	54	63	29	330	283	331	28	21	27	154 934	161 751	137 540	1 132	1 200	1 095
Phakisa (a)	169	151	124	121	95	103	48	56	21	315	288	354	24	22	35	128 893	128 217	100 246	737	756	674
Bambanani	116	112	116	64	56	62	52	56	54	57	55	68	6	7	10	88 415	96 870	93 495	254	256	253
Joel	96	84	91	69	57	67	27	27	24	69	49	48	18	15	16	72 211	73 239	72 596	567	597	607
Doornkop	114	102	107	91	72	95	23	30	12	227	203	184	18	14	21	85 939	87 772	85 618	706	695	665
Target 1	111	126	152	99	86	104	12	40	48	154	192	229	24	22	26	85 809	108 895	122 944	822	814	826
Kusasalethu	189	143	169	153	125	174	36	18	(5)	217	256	298	21	25	40	141 270	124 198	127 092	670	736	1 001
Masimong	107	91	98	82	72	87	25	19	11	33	33	73	9	8	15	81 599	78 190	79 187	706	716	739
Unisel	67	64	67	62	52	60	5	12	7	40	37	49	6	4	9	51 280	54 785	54 495	436	467	460
Target 3 (b)	—	—	19	—	—	15	—	—	4	—	—	44	—	—	2	—	—	15 529	—	—	99
Surface
All other surface operations	134	110	117	102	88	95	32	22	22	37	30	40	19	5	4	102 175	95 553	94 105	12 179	12 112	11 488
Total South Africa	1 306	1 173	1 230	994	830	1 003	314	343	227	1 479	1 426	1 718	173	143	205	992 525	1 009 470	982 847	18 209	18 349	17 907
International
Hidden Valley	110	91	118	97	84	100	13	7	18	175	44	114	98	8	11	95 327	72 565	94 619	3.186	1.906	2 012
Total international	110	91	1 348	97	84	100	13	7	7	175	44	114	98	8	11	95 327	72 565	94 619	3 186	1 906	2 012
Total operations	1 416	1 264	1 348	1 089	914	1 103	327	350	245	1 654	1 470	1 832	271	151	216	1 087 852	1 082 035	1 077 466	21 395	20 255	19 919
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 38)	—	—	—	—	—	—				1 312	1 045	1 140
	1 416	1 264	1 348	1 089	914	1 103	327	350	245	2 966	2 515	2 972	271	151	216	1 087 852	1 082 035	1 077 466	21 395	20 255	19 919

# The capital expenditure for 2017 includes the cost for stripping activities and therefore the figures for 2016 have been restated for Hidden Valley and All other surface assets, which includes Kalgold.
(a) Tshepong and Phakisa are two separate segments for the 2017 year. As of 1 July 2017, they have been integrated into Tshepong Operations and will be treated as one segment for the 2018 year. Refer to note 6.
(b) Target 3 was placed on care and maintenance in October 2014 and is included in the reconciling items for 2016 and 2017.
*Production statistics are unaudited.

38	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

	US dollar
Figures in million	2017	2016	2015

Reconciliation of production profit to consolidated profit/(loss) before taxation

Total segment revenue	1 416	1 264	1 348
Total segment production costs	(1 089)	(914)	(1 103)

Production profit	327	350	245
Cost of sales items other than production costs	(359)	(174)	(542)

Amortisation and depreciation of mining assets	(179)	(144)	(211)
Amortisation and depreciation of assets other than mining assets	(6)	(5)	(5)
Rehabilitation credit (net)	(2)	3	1
Care and maintenance cost of restructured shafts	(8)	(8)	(9)
Employment termination and restructuring costs	(5)	(1)	(22)
Share-based payments	(29)	(23)	(18)
(Impairment) of assets/reversal of impairment	(131)	3	(285)
Other	1	1	7

Gross profit/(loss)	(32)	176	(297)
Corporate, administration and other expenditure	(38)	(28)	(33)
Exploration expenditure	(18)	(13)	(23)
Gain on derivatives	75	30	—
Other operating expenses	(68)	(54)	(80)

Operating profit/(loss)	(81)	111	(433)
Gain on bargain purchase	60	—	—
Loss on liquidation of subsidiaries	(1)	—	—
Profit/(loss) on associate	(1)	—	(2)
Investment income	20	17	21
Finance costs	(17)	(19)	(22)

Profit/(loss) before taxation	(20)	109	(436)

Reconciliation of total segment assets to consolidated assets includes the following:

Non-current assets

Property, plant and equipment	638	563	598
Intangible assets	46	59	73
Restricted cash	5	4	4
Restricted investments	203	170	196
Investments in financial assets	—	—	—
Investments in associates	4	—	—
Inventories	3	3	3
Other non-current receivables	14	12	7
Derivative financial asset	24	—	—

Current assets

Inventories	86	79	106
Restricted cash	1	1	1
Trade and other receivables	76	44	64
Derivative financial assets	117	25	—
Cash and cash equivalents	95	85	88

	1 312	1 045	1 138